SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRIVATE INSTRUMENT OF DEED OF THE 10TH ISSUE OF SIMPLE DEBENTURES, NON- CONVERTIBLE IN SHARES, WITH REAL GUARANTEE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, WITH RESTRICTED EFFORTS OF DISTRIBUTION, OF COMPANHIA SIDERÚRGICA NACIONAL

in between

COMPANHIA SIDERÚRGICA NACIONAL

as Issuer,

and

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS SA

as Trustee, representing Debenture Holders

Dated

December 17, 2018

PRIVATE INSTRUMENT OF DEED OF THE 10TH ISSUE OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, WITH REAL GUARANTEE, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION, WITH RESTRICTED EFFORTS OF DISTRIBUTION, OF COMPANHIA SIDERÚRGICA NACIONAL

By this particular instrument, on the one hand,

COMPANHIA SIDERÚRGICA NACIONAL, a publicly-held corporation registered with the Brazilian Securities and Exchange Commission ("CVM"), with headquarters in the City of São Paulo, State of São Paulo, Avenida Brigadeiro Faria Lima, No. 3,400, 19th and 20th floors, Itaim Bibi, CEP 04538-132, registered in the National Registry of Legal Entities of the Ministry of Finance ("CNPJ / MF") under No. 33.042.730 / 0001-04, herein represented by its legal representatives duly authorized and identified in the pages of signatures of this instrument ("Issuer" or "Company");

and, on the other hand,

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS SA, a financial institution authorized to operate by the Central Bank of Brazil, with a branch in the City of São Paulo, State of São Paulo, at Rua Joaquim Floriano, No. 1,052, 13th Floor, Room 132, Itaim Bibi, CEP 04534-004, enrolled with the CNPJ / MF under no. 36.113.876 / 0004-34, herein represented by its duly authorized legal representative (s) and identified on the subscription pages of this instrument ("Fiduciary Agent"), as the representative of the holders of the Debentures (as defined below) ("Debenture Holders");

the Issuer and the Fiduciary Agent hereinafter collectively referred to as "Parties" and individually and indistinctly as "Party";

hereby sign the present "Private Instrument of Deed of the 10th Issue of Simple Debentures, Non-Convertible into Shares, with Real Guarantee, in a Single Series, for Public Distribution, with Restricted Efforts of Distribution, of Companhia Siderúrgica Nacional "(" Escritura "or" Deed of Issue "), by means of the following clauses and conditions:

CLAUSE I

AUTHORIZATIONS

1.1.            The present Deed is signed based on the deliberations of the meeting of the Board of Directors of the Issuer held on December 17, 2018 (the Issuer's RCA), in which: (i) the conditions of the Issue were approved (as defined below), pursuant to article 59, first paragraph, of Law 6404, dated December 15, 1976, as amended ("Corporation Law") and item XI, article 19 of the Company's bylaws, and the Offer ( as defined below); (ii) the granting of the Guarantees (as defined below); and (iii) the Board of Directors of the Issuer was authorized to perform all the acts necessary to carry out the resolutions therein, including the execution of all documents necessary for the execution of the Issue (as defined below).

CLAUSE II

REQUIREMENTS

The 10th (10th) issue of simple, non-convertible debentures of the Issuer ("Issue" and "Debentures", respectively), for public offering, with restricted distribution efforts, pursuant to CVM Instruction 476 of January 16, 2009, as amended ("CVM Instruction 476" and "Offer", respectively), will be carried out in compliance with the requirements below.

2.1. Waiver of Registration with the CVM

2.1.1. Pursuant to article 6 of CVM Instruction 476 and of article 19 of Law No. 6.385 of December 7, 1976, as amended, the Offer is automatically exempt from registration with the CVM, since it deals with public offering of securities, with restricted distribution efforts, and is not subject to protocol, registration or filing with the CVM, except for sending the notice on the commencement of the Offer and the communication on its closure to the CVM, pursuant to articles 7-A and 8, respectively, of CVM Instruction 476 ("Start Communication" and "Closing Communication", respectively).

2.2. Registration at the Brazilian Association of Financial and Capital Market Entities ("ANBIMA")

2.2.1. Because it is a public offering with restricted distribution efforts, the Offer is automatically exempted from registration with ANBIMA, and may be registered with ANBIMA, pursuant to paragraph 2 of article 1 and article 8 of "ANBIMA Code of Regulation and Best Practices for the Public Offering for Distribution and Acquisition of Securities ", currently in force, exclusively for the purpose of sending information to the ANBIMA database, provided that specific guidelines are issued to that effect by ANBIMA's Regulation and Best Practices Board, up to the time the Closing Notice was sent to the CVM.

2.3. Filing in the Commercial Registry and Publication of the Corporate Acts

2.3.1. The Minutes of the Issuer's RCA shall be duly filed with the Commercial Registry of the State of São Paulo ("JUCESP") and published in the Official Gazette of the State of São Paulo ("DOESP") and in the newspaper Folha de São Paulo, pursuant to Article 62 , item I, and article 289 of the Brazilian Corporation Law, as well as any subsequent corporate acts of the Issuer that will be carried out due to the Issuance.

2.4. Filing the Deed in the Commercial Board

2.4.1. This Deed and any additions thereto shall be filed at JUCESP, pursuant to article 62, item II and paragraph 3, of the Brazilian Corporation Law.

2.4.2. Any addition to this Deed shall contain in its annex the consolidated version of the terms and conditions of the Deed, contemplating the changes made.

2.4.3. The present Deed and any additions thereof shall be filed with JUCESP within five (5) Business Days as of this date, and an original copy of this Deed and any additions duly filed at JUCESP shall be sent to the Fiduciary Agent in up to five (5) Business Days from the date of their respective filings.

2.5. Warranty Registration

2.5.1. The Guarantees will be formalized through Guarantee Contracts (as defined below), which will be registered before the competent bodies, where any additions to the Guarantee Contracts must also be registered, pursuant to article 62, item III, of the Companies Act for Shares, observing the terms set forth in the Guarantee Agreements.

2.5.2. The records of the Guarantees in the competent bodies, as foreseen in clause 2.5.1 above shall be carried out in the terms and deadlines set forth in the Guarantee Contracts, with one (1) original copy of the Guarantee Contracts and any additions duly registered therein shall be sent to the Fiduciary Agent within five (5) Business Days after the date of the respective registrations.

2.6. Deposit for Distribution, Trading and Financial Settlement

2.6.1. The Debentures will be deposited to:

(i) distribution in the primary market through the MDA - Asset Distribution Module ("MDA"), managed and operated by B3 SA - Brasil, Bolsa, Balcão ("B3"), CETIP UTVM segment, the distribution being financially settled by means of B3; and

(ii) trading in the secondary market through CETIP21 - Securities ("CETIP21"), managed and operated by B3, with the negotiations settled financially and the Debentures electronically kept with B3.

2.6.2. Notwithstanding what is described in Clause 2.6.1 above, the Debentures may only be traded on regulated securities markets among Qualified Investors, as defined in article 9-B of CVM Instruction 539, dated November 13, 2013, as amended ("CVM Instruction 539") and after ninety (90) days from the date of each subscription or acquisition by Professional Investors (as defined below), as set forth in articles 13 and 15 of CVM Instruction 476, and once verified the compliance by the Issuer with its obligations under article 17 of CVM Instruction 476, and the negotiation of the Debentures must always comply with the applicable legal and regulatory provisions. Pursuant to item II of article 13 of CVM Instruction 476, in case the financial institution acting as the lead coordinator ("Lead Coordinator") subscribes the firm guarantee portion, under the terms of the "Agreement for Public Coordination and Distribution, with Restricted Efforts of Distribution, of the 10th Issuance of Simple Debentures of Companhia Siderúrgica Nacional ", entered into between the Issuer and the Lead Coordinator (" Distribution Agreement "), such Debentures will not be subject to the negotiation restriction for the aforementioned 90 (ninety) days provided that the limits and conditions established in Articles 2 and 3 of CVM Instruction 476 are observed.

CLAUSE III

CHARACTERISTICS OF THE ISSUANCE

3.1. Corporate Purpose of the Issuer

3.1.1. In accordance with the Issuer's bylaws, its corporate purpose is to manufacture, transform, commercialize, including the import and export of steel products and by-products derived from the steel industry, as well as the exploration of any other related and related activities, which direct or indirectly relate to the purposes of the Issuer, such as: mining, cement and carbochemical industries, fabrication and assembly of metal structures, construction, transportation, navigation, port activities, as well as generation, management and commercialization of energy in different forms and modalities, and also the participation in the capital of other national or international companies constituted under any corporate form.

3.2. Issue Number

3.2.1. This Issue constitutes the 10th (tenth) issue of debentures of the Issuer.

3.3. Total Issue Amount

3.3.1. The total amount of Issuance will be two billion Reais (R$ 2,000,000,000.00) on the Issue Date (as defined below) ("Total Issue Value").

3.4. Number of Series

3.4.1. The Issue will be held in a single series.

3.5. Distribution Procedure

3.5.1. The Debentures will be publicly distributed, with restricted distribution efforts, under the terms of CVM Instruction 476, under a mixed regime of firm guarantee and better placement efforts, of which: (i) 1,500,000 (one million, five hundred thousand) Debentures in the total amount, on the Issue Date, of one billion and five hundred million Reais (R$ 1,500,000,000.00), under a firm guarantee regime ("Firm Guaranteed Share"), and (ii) up to 500,000 (five hundred thousand) Debentures, in the total amount of five hundred million Reais (R$ 500,000,000.00), on the Issue Date, under the best placement arrangements, with the mediation of the Lead Manager, under the terms of the Distribution Agreement.

3.5.2. The distribution plan will follow the procedure described in CVM Instruction 476, as provided in the Distribution Agreement. To this end, the Lead Manager may access a maximum of seventy-five (75) Professional Investors, being possible to subscribe or acquire by a maximum of fifty (50) Professional Investors.

3.5.2.1. Pursuant to CVM Instruction 476, the Offer will be allocated to Professional Investors, and for the purposes of the Offer, the investors referred to in article 9-A of CVM Instruction 539 will be considered as "Professional Investors", observing that the investment funds and managed portfolios of securities whose investment decisions are made by the same manager will be considered as a single investor, for the purposes of the limits set forth in Clause 3.5.2 above.

3.5.2.2. Without prejudice to the provisions of article 9-A of CVM Instruction 539, the social security schemes established by the Federal Government, by the States, by the Federal District or by Municipalities shall be considered Professional Investors or Qualified Investors only if recognized as such in accordance with specific regulations of the Ministry of Social Security.

3.5.2.3. At the time of subscription of the Debentures, the Professional Investors will sign a statement attesting that they have made their own analysis regarding the Issuer's ability to pay and attesting to its status as a Professional Investor, in accordance with Exhibit 9-A of CVM Instruction 539, and be aware, among other things, that: (a) the Offer was not registered with the CVM; (b) the Debentures are subject to trading restrictions set forth in the applicable regulations and in this Deed, and, by means of such declaration, express their agreement to all the terms and conditions of this Deed.

3.5.2.4. The partial distribution of the Debentures will be admitted in accordance with article 5-A of CVM Instruction 476, combined with article 30, paragraph 2, of CVM Instruction 400, of December 29, 2003 ("CVM Instruction 400"), as amended, and the minimum amount to be distributed refers to the Firm Guarantee Portion. If the amount placed does not reach the Total Value of the Issue, any Debentures not placed in the scope of the Offer will be canceled by the Issuer, by means of an addition to this Deed.

3.5.2.5. Given that the distribution of the Debentures may be partial, pursuant to article 31 of CVM Instruction 400, the investor may, at the time of acceptance of the Offer, condition its decision to the distribution:

(i) the totality of the Debentures object of the Offer, and, if such condition is not implemented, the orders will be canceled, being that in this case, the process of settlement of the respective order in B3 will not be initiated; or

(ii) a minimum proportion or quantity of Debentures originally object of the Offer, defined at the investor's own discretion, but which may not be less than the Firm Secured Loan, at the moment of acceptance, indicating whether, by implementing the intended condition, intends to receive all Debentures subscribed by such investor or quantity proportional to the number of Debentures effectively distributed.

3.5.2.6. The result of the distribution procedure, pursuant to Clause 3.5. of this Issue Deed shall be ratified, in case of partial distribution of the Debentures, by means of an addition to this Deed of Issuance, which shall be taken for registration at JUCESP, and the Parties are hereby authorized and required to execute such amendment , without the need for corporate approval of the Parties and without prior deliberation at the General Meeting of Debenture Holders (as defined below).

3.5.3. The Issuer undertakes to: (a) not contact or provide information about the Offer to any Professional Investor, unless previously agreed with the Lead Manager; and (b) inform the Lead Manager, on the following Business Day, of the contact that it receives from potential Professional Investors that may express their interest in the Offer, and hereby agrees not to take any action regarding said potential Professional Investors in this period.

3.5.4. The Parties undertake not to carry out the search for investors through shops, offices or establishments open to the public, or through the use of public communication services such as the press, radio, television and pages open to the public on the network in accordance with CVM Instruction 476.

3.5.5. There will be no advance reservations, or fixing minimum or maximum lots for the Offer, regardless of chronological order.

3.5.6. There will be no preference for subscription of the Debentures by current shareholders or direct or indirect controllers of the Issuer or by any investors.

3.5.7. No liquidity support fund will be established or a liquidity guarantee contract will be signed for the Debentures.

3.5.8. There will be no agreement to stabilize the price of Debentures in the secondary market.

3.5.9. No type of discount will be granted by Coordinators to Professional Investors interested in acquiring the Debentures.

3.6. Settlement Bank and Bookkeeper

3.6.1. The settlement bank of the Issue is Banco Bradesco SA, a financial institution headquartered in the City of Osasco, State of São Paulo, at Cidade de Deus Nucleus, s / nº, Vila Yara, enrolled with CNPJ / MF under No. 60.746.948/0001-12 ("Settlement Bank", whose definition includes any other institution that may succeed the Settlement Bank in rendering services related to the Debentures).

3.6.2. The issuer's depositary is Banco Bradesco SA, a financial institution, headquartered in the City of Osasco, in the State of São Paulo, at the Núcleo Cidade de Deus, s / nº, Vila Yara, enrolled with CNPJ / MF under No. 60.746.948/0001-12 ("Bookkeeper", whose definition includes any other institution that may succeed the Bookkeeper in rendering the services related to the Debentures).

3.7. Resource Allocation

3.7.1. The funds raised by the Issuer through the Issue shall be allocated exclusively and in priority, in this order, to (i) the full advance settlement of the Bank Credit Note - CCB No. 21,3049,767.0000001 / 82 and the Bank Credit Note - CCB No.21.3049.767.0000003/44, and (ii) the partial extraordinary repayment of the outstanding balance of principal of the Bank Credit Note - CCB No. 21.3049.767.00000015/88, in the amount of five hundred and seventy million Reais (R$ 570,000,000.00) representing the 7th (seventh) and 1st (first) installments, necessarily in that order, all issued by the Issuer in favor of CAIXA ECONOMICA FEDERAL, and the Issuer shall send to the Fiduciary Agent the proof of settlement of the above items within ten (10) Business Days as of the date of payment, by the Issuer.

CLAUSE IV

GENERAL CHARACTERISTICS OF DEBENTURES

4.1. Issue Date: For all legal purposes and purposes, the issue date of the Debentures will be December 26, 2018 ("Issue Date").

4.2. Form, Type and Proof of Entitlement: The Debentures will be issued in registered and book-entry form, without issuance of caution or certificates, and for all legal purposes, ownership of the Debentures will be evidenced by the debentures deposit account statement issued by the Bookkeeper and, in addition, with respect to the Debentures that are electronically guarded in B3, as the case may be, shall be issued by these statements on behalf of the Debenture Holder, which shall serve as proof of ownership of such Debentures.

4.3. Convertibility: The Debentures will be simple, that is, not convertible into shares issued by the Issuer.

4.4. Species: The Debentures will be of the species with real guarantee.

4.5. Term and Maturity Date: Subject to the assumptions of early maturity, Mandatory Early Redemption (as defined below), Optional Early Redemption Offer (as defined below), as well as other provisions set forth in this Deed, the Debentures will have a maturity date of five (5) years as of the Issue Date, thus maturing on December 26, 2023 ("Maturity Date").

4.6. Nominal Unit Value: The unit face value of the Debentures will be one thousand reais (R$1,000.00), on the Issue Date ("Nominal Unit Value").

4.7. Number of Debentures Issued: two million (2,000,000) Debentures will be issued.

4.8. Subscription Price and Payment Form

4.8.1. The Debentures will be subscribed and paid up in local currency at the time of subscription, at their Unit Face Value, on the date of the first subscription and payment of the Debentures, in accordance with the settlement rules applicable to B3 ("First Date Payments "). In the event that any Debenture is to be paid in a different date and subsequent to the First Payment Date, the payment shall consider its Unit Face Value plus the Remuneration, calculated pro rata temporis from the Date of First Payment until the date of its effective payment.

4.9. Monetary Restatement of Debentures: The Nominal Unit Value of the Debentures will not be monetarily restated.

4.10. Remuneration

4.10.1. On the Unit Face Value or balance of the Unit Par Value of the Debentures, as the case may be, interest shall be payable corresponding to the accumulated variation of one hundred and twenty six and eighty hundredths percent (126,80%) of the average daily rates of DI - Interbank overnight deposits, expressed as a percentage per year, based on two hundred and fifty two (252) business days, calculated and disclosed daily by B3, in the daily information available on its website (http://www.b3.com.br) ("DI Rate" and "Remuneration").

4.10.2. The Remuneration will be calculated exponentially and cumulatively pro rata temporis for Business Days elapsed, incident on the Nominal Unit Value of the Debentures (or on the balance of the Nominal Unit Value of the Debentures, as the case may be), from the Date of First Payment, or of the date of payment of the immediately preceding Compensation (inclusive), as the case may be, up to the date of payment of the Compensation in question, the date of declaration of early maturity as a result of an Early Maturity Event (as defined below) Mandatory Early Redemption, or Optional Early Redemption Offer (as defined below), whichever occurs first. The Remuneration will be calculated according to the following formula:

J = VNe x (Factor DI – 1)

where:

J = unit value of Remuneration due at the end of the Capitalization Period (as defined below), calculated with eight (8) decimal places, without rounding;

VNe = Nominal Unit Value of Issue or balance of Nominal Unit Value of Debentures, as the case may be, informed / calculated to eight (8) decimal places, without rounding; and

DI factor = the DI rate, from the date of the beginning of the Capitalization Period up to and including the calculation date, exclusive, calculated with eight (8) decimal places, with rounding, calculated as follows:

where:

n = total number of DI Rates, considered in the "FactorDI" calculation, where "n" is an integer;

p = 126.80 (one hundred and twenty-six integers and eighty hundredths); and

TDIk = DI rate, of k order, expressed per day, calculated with eight (8) decimal places, with rounding, calculated as follows:

where:

DIk = DI rate of order k, disclosed by B3, utilized with two (2) decimal places; and

k = order number of the DI Rate, ranging from 1 (one) to n.

Comments:

(i) the factor resulting from the expression    is considered to be sixteen (16) decimal places, without rounding, as well as its output;

(ii) the daily factors are produced , and for each accumulated daily factor, the result is truncated to sixteen (16) decimal places, applying the next daily factor, and so on until the last daily factor considered;

(iii) once the daily factors are accumulated, the factor resulting from the production "Factor DI" with eight (8) decimal places, with rounding; and

(iv) the DI Rate shall be used considering the same number of decimal places as disclosed by the body responsible for its calculation, unless expressly stated otherwise.

4.10.3. Subject to the provisions of the clause below, if, at any time during the term of the Debentures, there is no disclosure of the DI Rate, the last DI Rate available up to the moment for calculation of the Remuneration will be applied, and no compensation is due between the Issuer and the holder of the Debentures upon the subsequent disclosure of the DI Rate that would be applicable.

4.10.4. If the DI Rate is no longer disclosed for a period of more than ten (10) consecutive days, or if it is terminated, or if there is a legal impossibility of applying the DI Rate to calculate the Remuneration of the Debentures, the Fiduciary Agent will call the General Meeting of Debenture Holders (as defined below) within a maximum period of two (2) Business Days from the date of expiration of the period of ten (10) consecutive days or the date of extinction of the DI Rate or the date of the legal prohibition on the application of the DI Rate, in accordance with this Deed of Issuance, which will have as its object the deliberation by the Debenture Holders, in agreement with the Issuer, of the new Remuneration parameter of the Debentures, which parameter should preserve the real value and the same levels of Remuneration.

4.10.5. If there is no agreement on the new Remuneration parameter between the Issuer and the Debenture Holders representing at least 2/3 (two thirds) of the Outstanding Debentures (as defined below), or if there is no quorum for the installation or deliberation in General Meeting of Debenture Holders (as defined below), the Issuer must redeem all of the Debentures, within a maximum of thirty (30) calendar days from the closing date of the respective General Meeting of Debenture Holders (as defined below) or from the date on which the General Meeting of Debenture Holders (as defined below) should have occurred on the second call or on the Maturity Date, whichever occurs first, at the Unit Face Value or balance of the Unit Face Value, as the case may be, plus the Remuneration due up to the date of the effective acquisition, calculated pro rata temporis, from the Date of First Payment of the Debentures or of the last payment date d the Remuneration, whichever occurs last. The Debentures acquired pursuant to this item will be canceled by the Issuer. In this alternative, for the calculation of the Remuneration of Debentures to be redeemed, for each day of the period in which the absence of fees occurs, will be used to calculate the DI Rate, the value of the last DI Rate officially disclosed, Deed of Issue for the purpose of calculating Remuneration.

4.10.6. If the DI Rate is to be disclosed prior to the General Meeting of Debenture Holders (as defined below), said meeting will no longer be held, and the DI Rate will again be used to calculate the Debenture Remuneration, remaining the last Rate DI known previously to be used until the date of the disclosure of said DI Rate.

4.10.7. For the purposes of this Deed, "Capitalization Period" is the time interval beginning on the First Payment Date, inclusive, and ends on the first payment date of the Remuneration, exclusive, for the first Capitalization Period, and for the other Capitalization Periods, the period of time that begins on the payment date of the immediately preceding Remuneration, inclusive, and ends on the date of payment of the subsequent, exclusive Remuneration. Each Capitalization Period succeeds the previous one without any continuity, until the Maturity Date.

4.11. Payment of Remuneration

4.11.1. Without prejudice to the payments resulting from any Optional Offer for Early Redemption, Mandatory Early Redemption or Compulsory Early Amortization of the Debentures, as defined below, or, also, early maturity of the obligations arising from the Debentures, pursuant to the terms of this Indenture, Remuneration of the Debentures shall be paid quarterly, always on the 26th of the months of March, June, September, and December of each year, as of the Issue Date, the first payment being made on March 26, 2019, according to the dates indicated in the table below:

Payment Dates of Remuneration

March 26, 2019	September 26, 2021
June 26, 2019	December 26, 2021
September 26, 2019	March 26, 2022
December 26, 2019	June 26, 2022
March 26, 2020	September 26, 2022
June 26, 2020	December 26, 2022
September 26, 2020	March 26, 2023
December 26, 2020	June 26, 2023
March 26, 2021	September 26, 2023
June 26, 2021	Maturity Date

4.11.2. The debenture holders will be entitled to receive any amount due to the Debenture Holders pursuant to this Deed of Issue at the close of the Business Day immediately prior to the respective payment date.

4.12. Amortization of the Nominal Unit Value

4.12.1. The Unit Face Value of the Debentures will be amortized in sixteen (16) consecutive quarterly installments, always on the 26th of the months of March, June, September and December of each year, with the first installment due on March 26, 2020, and the remaining installments will be due on each of the respective amortization dates of the Debentures, according to the table below:

Parcel Amortization	Date Amount	(R$ million)	% Amortized of the Nominal Unit Value
1st	March 26, 2020	66,667	3.3334%
2nd	June 26, 2020	66,667	3.3334%
3rd	September 26, 2020	66,667	3.3334%
4rd	December 26, 2020	66,667	3.3334%
5th	March 26, 2021	133,333	6.6667%
6th	June 26, 2021	133.333	6.6667%
7th	September 26, 2021	133,333	6.6667%
8th	December 26, 2021	133,333	6.6667%
9th	March 26, 2022	133.333	6.6667%
10th	June 26, 2022	133.333	6.6667%
11th	September 26, 2022	133.333	6.6667%
12th	December 26, 2022	133,333	6.6667%
13th	March 26, 2023	200,000	10.0000%
14th	June 26, 2023	200,000	10.0000%
15th	September 26, 2023	200,000	10.0000%
16th	Maturity Date	66,668	3.3334%
Total			2,000.00

4.13. Place of Payment: The payments to which the Debentures are entitled will be made by the Issuer in the respective maturity, using, as the case may be: (a) the procedures adopted by B3, for the Debentures electronically guarded in B3; or (b) the procedures adopted by the Bookkeeper, for the Debentures that are not electronically guarded in B3.

4.14. Extension of Deadlines: The deadlines for payment of any obligation up to the Next  Business Day will be considered extended if the maturity date coincides with the day on which there is no banking record at the place of payment of the Debentures, with the exception of the cases in which payments must be made through B3, in which case there will only be an extension when the payment date coincides with a national holiday, Saturday or Sunday.

4.15. Late Charges: Without prejudice to the Remuneration of Debentures, due to the imposition by the Issuer of any amount due to the Debenture Holders, past due debts and not paid by the Issuer, shall be subject, regardless of notes, judicial notice or extrajudicial (i) conventional, irreducible and non-compensatory fine of 2% (two percent); and (ii) interest at the rate of 1% (one percent) per month, from the date of default to the date of actual payment; both calculated on the amount due and not paid ("Late Charges").

4.16. Decrease of Rights to Accruals: Notwithstanding the provisions of Clause 4.14 above, the Debenture Holder's non-attendance to receive the amount corresponding to any of the Issuer's monetary obligations, on the dates established in this Deed, or in a communication published by the Issuer in the newspaper indicated in Clause 4.18 below, will not give you the right to receive the Remuneration of Debentures and/ or Late Charges in the period related to the delay in receiving, however, the rights acquired up to the due date or payment will be assured.

4.17. Renegotiation: The Debentures will not be subject to scheduled renegotiation.

4.18. Publicity: Notice of convening notices and minutes of general meetings of Debenture Holders shall be published in DOESP and in the "Folha de São Paulo" newspaper, as well as published on the websites of the Company and the CVM, in accordance with applicable legislation. The other acts and decisions related to the Debentures shall be communicated, in the form of a notice, in the Folha de São Paulo News Portal, as well as on the websites of the Company and the CVM, pursuant to the applicable legislation. If the Issuer amends its publication journal after the Issue Date, it shall send notice to the Trustee informing the new vehicle for disclosure of its information and to publish, in the newspapers previously used, notice to the Debenture Holders informing the new vehicle.

4.19. Real Guarantees: As a condition precedent to the subscription and payment of the Debentures, the contractual instruments described below will be executed and registered in the competent bodies, as well as comply with other formalities due, as indicated in the respective instruments, to guarantee the faithful, any and all principal and incidental obligations assumed by the Issuer in this Issue, including but not limited to (i) the obligations relating to the full and timely payment of the Nominal Unit Value, Remuneration, charges related to the Debentures subscribed and paid up and other charges related to this Deed, the Guarantee Contracts and other documents of the Issue, as applicable, when due, either on the respective payment dates, on the Maturity Date of the Debentures, or by virtue of the early maturity arising from the Debentures, pursuant to this Deed, as applicable; (ii) the obligations related to any other obligations to pay assumed by the Issuer, in this Deed, in the Collateral Agreements and in other documents of the Issue, as applicable, including but not limited to obligations to pay expenses, costs, charges, taxes , repayments or indemnities, as well as the obligations relating to the Settlement Bank, the Bookkeeper, B3 and the Trustee, including remuneration; and (iii) the obligations to reimburse any and all amounts that the Fiduciary Agent and/ or Debenture Holders may disburse under the Issue and/ or by virtue of the constitution, maintenance and/ or realization of the Guarantees, as well as any and all taxes and judicial and/ or extrajudicial expenses incurred on the execution of such Guarantees, pursuant to the respective contracts, as applicable ("Guaranteed Obligations"), the Debentures will have the following guarantees ("Guarantees"):

(i)       fiduciary alienation of shares issued by Usinas Siderúrgicas de Minas Gerais SA - USIMINAS, owned by the Issuer in the minimum amount of one hundred sixty seven million Reais (R$ 167,000,000.00) in common shares, the terms of which and conditions shall continue to be provided in the "Private Instrument of Fiduciary Alienation Agreement of Securities in Guarantee and Other Covenants" to be entered into between the Fiduciary Agent and the Issuer ("Fiduciary Alienation Agreement" and "Fiduciary Alienated Shares" respectively); and

(ii)      fiduciary assignment of the present and/ or future receivables held by the Issuer from certain commercial duplicates drawn by the Issuer and from the related account in which such receivables shall be deposited, the terms and conditions of which shall be provided for in the "Instrument ("Fiduciary Assignment Agreement"), and, in conjunction with the Fiduciary Assignment Agreement, the "Guarantee Agreements").

4.19.1 The Guarantees referred above shall be irrevocably and irreversibly granted by the Issuer, and shall remain in force until the full settlement of the Secured Obligations, pursuant to the respective Guarantee Agreements, of this Issue Deed and other legal instruments necessary for formalizing the Guarantees.

4.19.2. Without prejudice to the provisions set forth in this Section 4.19, for publicity purposes, it is stated that the Fiduciary Alienation Agreement has a mechanism for the release, in whole or in part, of the Fiduciary Alienated Shares for subsequent sale to third parties under the terms and conditions provided for in Clause 2.5. ("Released Shares for Sale"), provided that, under penalty of early maturity of the Debentures: (i) the proceeds of any sale of the Released Shares shall be used exclusively for the realization of Early Amortization Mandatory (as defined below) or Mandatory Early Redemption (as defined below) of the Debentures, as applicable; (ii) and, in the event of frustration, for any reason, of the sale of the totality of the Released Shares, the Issuer shall re-dispose them fiduciary to the benefit of the Debenture Holders, duly represented by the Trustee, to reconstitute the guarantee. Eventual sale of the Released Shares for Sale and consequent realization of Mandatory Early Amortization (as defined below) or Compulsory Early Redemption (as defined below) of the Debentures, shall not result in the obligation to reinforce the guarantee, and the Debentures shall remain guaranteed with the remaining amount of the Shares Allocated Fiduciary, under the terms and conditions set forth in the Fiduciary Liquidation Agreement of Shares.

4.19.3. The Fiduciary Liquidation Agreement also provides that if, at any moment, the value of the Fiduciary Alienated Shares will suffer, a positive oscillation equal to or greater than twenty percent (20%) in relation to the base value of One hundred and sixty-seven million Reais (R$167,000,000), and in three (3) successive monthly calculations, it shall remain at a value equal to or greater than one hundred and twenty percent (120%) in relation to the base value of One hundred and sixty-seven million Reais (R$167,000,000.00) of the Fiduciary Alienated Shares on the date of signature of the Fiduciary Liquidation Agreement of Shares, the Fiduciary Agent is bound, within 10 (ten) Business Days counted from the receipt at the request of the Issuer in that sense, to provide the Issuer with a term of release so that the Issuer can release the Fiduciary Excess Shares, so that the market value of the Fiduciary Shares will correspond to one hundred and sixty-seven million Reais (R$167,000,000.00) on the date of release.

4.20. Immunity of Debenture Holders: In the event that any Debenture Holder enjoys any type of immunity or tax exemption, the Debenture Holder shall forward to the Settlement Bank and the Issuer within a minimum period of ten (10) Business Days in advance of the expected date of receipt of any to the Debentures, documentary evidence of such immunity or tax exemption, provided that if the Debenture Holder does not send such documentation, the Issuer shall make deductions from the taxes provided for in the tax legislation in force on the income of such Debenture Holder.

4.21. Risk rating

4.21.1. A rating agency will be hired under the Offering, to be chosen from Standard & Poor's, Fitch Ratings and/or Moody's, to assign a rating to the Debentures, being that the risk rating agency contractor shall update, at least annually, from the date of issuance of the first rating report, the classification attributed to the Debentures.

CLAUSE V

MANDATORY ANTICIPATED AMORTIZATION, COMPULSORY ANTICIPATED RESCUE, OPTIONAL OFFER OF ANTICIPATED REDEMPTION AND OPTIONAL ACQUISITION

5.1. The Issuer shall promote the Mandatory Early Amortization (as defined below) or Mandatory Early Redemption (as defined below) of the Debentures, under the terms and conditions set forth in Clauses 5.2 and 5.3 below, in the event of the sale of the Released Shares to be sold exclusively in the B3 environment. The proceeds from possible sales of the Released Shares for Sale shall be earmarked exclusively for Compulsory Early Amortization (as defined below) or Compulsory Early Redemption (as defined below) of the Debentures, as applicable.

5.2. Mandatory Early Amortization. Pursuant to Clause 5.1 above, the Issuer shall promote the obligatory early amortization of the Debentures, limited to ninety-eight percent (98%) of the Debentures Unit Nominal Value, in the event of proceeds from the sale of the Released Shares to Sale corresponds to an amount lower than the sum of the Unit Face Value plus the Unpaid and Due Remuneration of the outstanding Debentures, no premium is payable to the Debenture Holders ("Mandatory Early Amortization"). The Mandatory Early Amortization must be carried out within a period of up to ten (10) Business Days from the financial settlement of the sale of the Released Shares for Sale in B3.

5.2.1. Subject to the provisions of Clauses 5.2.2 and 5.2.3 below, Mandatory Early Amortization shall be made upon payment of a portion of the balance of the Nominal Unit Value of the Debentures to be amortized, plus the Remuneration, calculated pro rata temporis from the Date of First Payment or the date of payment of the Remuneration immediately preceding (including), as the case may be, until the effective payment date.

5.2.2. The Mandatory Early Amortization will be made pro rata between all Debentures, and the payment installments of the Debentures will be proportionally decreased, so that the new payment flow of the Debentures will present the same residual maturity before the Early Amortization event Required. Within five (5) Business Days counted from the payment made as Compulsory Early Amortization, an addition must be made to this Deed, which shall be sent to B3 by the Issuer within a period of three (3) Business Days counted from its date, indicating the percentage of the Unit Face Value or balance of the Unit Face Value, as the case may be, to be amortized or the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, to be redeemed, without the prior approval of the Issuer or Debenture Holders.

5.2.3. The Issuer must previously inform the Debenture Holders by sending an individual notice to the Debenture Holders, or publication of a notice, pursuant to Clause 4.18 above, with three (3) Business Days in advance of the date on which it is intended to effect the effective Mandatory Early Amortization, that in said communication shall include: (a) the portion of the Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures, as the case may be, to be amortized; (b) the effective date for the Mandatory Early Amortization; and (c) other information deemed relevant by the Issuer for the operationalization of Mandatory Early Amortization, and, at its exclusive expense, to add the present Indenture to reflect the Mandatory Early Amortization in the amortization schedule.

5.3. Early Redemption Required. Pursuant to Clause 5.1 above, the Issuer shall promote the compulsory early redemption of all Debentures in the event that the proceeds from the sale of the Released Shares correspond to an amount equal to or greater than the sum of the balance of the Nominal Unit Value plus the Remuneration due and unpaid debentures of the Debentures, and no premium is payable to the Debenture Holders ("Mandatory Early Redemption"). The Mandatory Early Redemption shall be made within a period of up to ten (10) Business Days from the financial settlement of the sale of the Released Shares for Sale in B3.

5.3.1. The Mandatory Early Redemption shall be made at the Nominal Unit Value or balance of the Nominal Unit Value of the Debentures, as the case may be, plus the Remuneration, calculated pro rata temporis from the Date of First Payment or the date of payment of the immediately preceding Remuneration, as the case may be, until the effective payment date.

5.3.2. Mandatory Early Redemption shall only be made by sending an individual notice to  Debenture Holders, or publication of notice, pursuant to Clause 4.18 above, in both cases with a copy to the Fiduciary Agent and to B3, with three (3) business Days in advance of the date on which it is intended to realize the effective Mandatory Early Redemption ("Redemption Notice"), and in said notice shall include: (i) date of realization of Mandatory Early Redemption; (ii) mention that the amount corresponding to the payment will be the Mandatory Early Redemption amount; and (iii) other information necessary for the operationalization of Mandatory Early Redemption.

5.3.3. The Mandatory Early Redemption for the electronically guarded Debentures at B3 will follow the settlement procedures adopted by B3. If the Debentures are not electronically guarded in B3, the Mandatory Early Redemption will be performed through the Settlement Bank.

5.3.4. The Debentures redeemed by the Issuer, as provided in this Clause 5.3, shall be canceled.

5.4. Redemption or Optional Early Redemption: The Debentures will not be subject to redemption or optional early amortization on the Issuer’s initiative.

5.5. Optional Early Redemption Offer: The Issuer may, at its sole discretion, at any time, through deliberation by its competent bodies, make an optional offer for the early redemption of all Debentures, with the subsequent cancellation of the redeemed Debentures, which shall be addressed to all the Debenture Holders, without distinction, ensure that all Debenture holders have a level playing field to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the clauses below ("Optional Early Redemption Offer").

5.5.1. The Issuer shall make the Optional Early Redemption Offer by means of disclosure of the announcement to the Debenture Holders pursuant to Section 4.18 above or individual notice to the Debenture Holders ("Notice of Optional Offer for Early Redemption"), in which it shall describe the terms and conditions of the Optional Early Redemption Offer, including: (i) if any, the amount of the early redemption premium to be offered by the Issuer, cannot be negative; (ii) the effective date of the early redemption of the Debentures and the payment of the amounts owed to the Debenture Holders; (iii) deadline for joining the Optional Early Redemption Offer and communication method to the Issuer and the Fiduciary Agent regarding its adhesion; and (iv) the other information necessary for the decision-making by the Debenture Holders and for the operationalization of the Optional Early Redemption Offer.

5.5.1.1. Following the Notice of Optional Offer for Early Redemption, Debenture holders who opt to join the Optional Early Redemption Offer will have a deadline of ten (10) Business Days to formally appear before the Issuer, with a copy to the Fiduciary Agent.

5.5.2. The amount to be paid in respect to each of the Debentures shall be equivalent to the Nominal Unit Value, or balance of the Nominal Unit Value of the Debentures, as applicable, plus (i) the Remuneration due up to the effective redemption date calculated pro rata temporis, as of the Payment Date of the Debentures, or the immediately preceding Remuneration Payment Date, as the case may be; and (ii) if applicable, the redemption premium indicated in the Notice of Optional Offer for Early Redemption.

5.5.3 If the Optional Early Redemption Offer is effective, it shall occur on a single date for all Debentures, on the date set forth in the Notice of Optional Offer for Early Redemption.

5.5.3. The Issuer shall: (i) on the date of the end of the period of adhesion to the Optional Early Redemption Offer, confirm to the Fiduciary Agent the realization or not of the Optional Early Redemption Offer, as well as, in case of its realization, the respective date of the early redemption and the number of Debentures to be redeemed, in accordance with the criteria established in the Notice of Optional Offer for Early Redemption; and (ii) at least three (3) Business Days in advance of the date of the Optional Early Redemption Offer, notify the Bookkeeper, the Settlement Bank, B3 and the Trustee of the date of the early redemption.

5.5.5. The Optional Early Redemption Offer will occur, as the case may be, in accordance with: (i) the procedures established by B3, for the Debentures that are electronically guarded in B3; or (ii) the procedures adopted by the Bookkeeper for the Debentures that are not electronically guarded in B3.

5.5.6. The Debentures redeemed under the Optional Early Redemption will be mandatorily canceled.

5.6. Optional Acquisition: The Issuer may at any time, in its sole discretion, acquire Debentures, under the terms and conditions agreed upon at the time with the Debenture Holders, in compliance with the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, and any rules issued by the CVM, and such fact, if required by applicable legal and regulatory provisions, be included in the management report and the financial statements of the Issuer. The Debentures acquired by the Issuer in accordance with this Clause may, at the Issuer's discretion, be canceled, remain in the Issuer's treasury, or be re-placed on the market, subject to the restrictions imposed by CVM Instruction 476. Debentures acquired by the Issuer, pursuant to this Clause, if and when placed in the market, shall be entitled to the same Remuneration applicable to other Debentures.

CLAUSE VI

ADVANCED MATURITY

6.1. The Fiduciary Agent shall declare in advance all obligations of the Issuer arising from this Issue Deed, regardless of any consultation with the Debenture Holders or prior notification of the Issuer, and shall require the immediate payment, by the Issuer, of the Unit Face Value or the balance of the Unit Face Value of the Debentures, as the case may be, plus the applicable Remuneration, calculated pro rata temporis from the Date of First Payment of Debentures (or the date of payment of Remuneration immediately preceding, whichever occurs last), including, until the date of actual payment, exclusive, without prejudice, as the case may be, to Late Charges, in the occurrence of any of the events set forth below (each event, an "Automatic Default Event"):

(i) breach by the Issuer of any pecuniary obligation to the Debenture Holders, provided for in this Deed of Issue or in the other documents of the Issue, not remedied in 3 (three) Business Days counted from the respective noncompliance;

(ii) (a) request for judicial recovery made by the Issuer, or any of its Relevant Subsidiaries, regardless of whether the processing of the recovery or its grant by the competent court; (b) a request for self-assessment made by the Issuer and/or any of the Relevant Subsidiaries (as defined below); (c) a bankruptcy petition filed by any third party, not elided within the legal term or decree of bankruptcy of the Issuer and or any of the Relevant Subsidiaries; (d) proposing an out-of-court recovery plan by the Issuer and/or any of the Relevant Subsidiaries to any creditor or class of creditors, regardless of whether a judicial approval of said plan has been requested or obtained; or (e) extinction, liquidation or dissolution of the Issuer and/or any of the Relevant Subsidiaries, and, for the Relevant Subsidiaries, the hypotheses of extinction, liquidation or dissolution are not applicable when arising from a corporate reorganization or at the close of business not for reasons of insolvency;

(iii) in the event that the Issuer directly or indirectly performs any act aimed at annulling the validity or enforceability, by judicial or extrajudicial means, of the Deed of Issue or the Guarantee Contracts, or the advent of a judicial decision pronounced by a competent court declaring the illegality, nullity or unenforceability of the obligations assumed by the Issuer in this Issue Deed and in the respective Guarantee Agreements, unless such judicial decision is the subject of an appropriate judicial measure for effective annulment or suspension of its effects;

(iv) non-use of the net proceeds obtained with the Issue strictly in the terms indicated in clause 3.7.1 above;

(v) transformation of the corporate type of the Issuer, pursuant to articles 220 to 222 of the Brazilian Corporate Law;

(vi) transfer or any form of assignment or promise of assignment to third parties by the Issuer of the obligations assumed in this Indenture, without prior authorization of the Debenture Holders representing at least 90% (ninety percent) of the Outstanding Debentures conglomerated in the Meeting General of Debenture Holders (as defined below), as provided in this Deed of Issue;

(vii) merger, incorporation (in this case, applicable when the Issuer is merged) or spin-off of the Issuer, unless: (1) the transaction has been previously approved by holders of at least 2/3 (two thirds) of the Debentures Outstanding conglomerated at the General Meeting of Debenture Holders (as defined below) or at least the majority of Outstanding Debentures when dealing with companies between the same economic group as the Issuer; or (2) the Debenture holders who wish to redeem the Debentures they hold, for a minimum period of 6 (six) months from the date of publication of the Issuer's RCA, have been assured, upon payment of the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Date of First Payment of the Debentures (or the date of payment of the Remuneration immediately preceding, whichever occurs last), up to the date of the effective payment, exclusive, without prejudice, as the case may be, to the Late Charges, and without the Issuer incurring any penalty or premium payment for such early redemption;

(viii) transfer, alienation or creation of any liens or encumbrance by the Issuer on any of the assets, assets or rights subject to Guarantees; and/or

(ix) in case of any defect, invalidity or ineffectiveness in the constitution of the Guarantees attached to the Debentures, or in the event that the guarantees attached to the Debentures, for any reason or by any person, are rescinded, terminated or otherwise extinct, in said instruments or in the regular exercise of the right of release of guarantee provided for in the Fiduciary Liquidation Agreement of Shares.

6.2. The occurrence of any of the events described below (each event a "Non-Automatic Default Event" and in conjunction with the Automatic Default Events, "Default Events") may lead to the declaration of early maturity of the obligations arising from this Indenture by Fiduciary Agent:

(i) a declaration of early maturity of any financial or capital debt, local or international, of the Issuer or any of its Relevant Subsidiaries, whose individual amount, (a), equal to or greater than sixty million Reais (R$60,000,000.00) updated monthly, as of the issue date of the Debentures, by the positive variation of the National Extended Consumer Price Index ("IPCA"), calculated and published by the Brazilian Institute of Geography and Statistics ("IBGE"), or equivalent in another currency, or (b) aggregate, equal to or greater than two hundred million Reais (R$ 200,000,000.00), updated monthly, as of the issue date of the Debentures, by the positive variation of the IPCA, calculated and disclosed by IBGE, or equivalent amount in another currency;

(ii) noncompliance, by the Issuer, of any pecuniary obligation in financial contracts or in securities representing debt in the financial and capital markets, in Brazil and abroad, with an individual amount equal to or greater than sixty million Reais (R$ 60.000.000,00), updated monthly, as of the issue date of the Debentures, by the positive variation of the IPCA, calculated and disclosed by the IBGE, or equivalent value in another currency, or (ii) aggregate, equal of two hundred million Reais (R$ 200,000,000.00), updated monthly, as of the date of issue of the Debentures, by the positive variation of the IPCA, calculated and disclosed by the IBGE, or equivalent value in another currency, provided within thirty (30) calendar days as of the due date;

(iii) noncompliance with: (a) a final court decision; (b) a final arbitration award; or (c) a decision determining the immediate payment in the execution of an extrajudicial enforceable instrument, from which no recourse or attachment to enforcement may be made, and that no suspensive effect has been obtained from the execution; provided that, in all previous cases, it represents a net and certain payment obligation, issued against the Issuer, in a unit value higher than the equivalent to sixty million Reais (R$ 60,000,000.00), updated monthly, from the date of issue of the Debentures, by the positive variation of the IPCA, calculated and disclosed by IBGE, or in aggregate value greater than the equivalent to two hundred million Reais (R$ 200,000,000.00), updated monthly, as of the date of issuance of the Debentures, based on the positive variation of the IPCA, calculated and disclosed by the IBGE, or the equivalent amount in other currencies, provided that such default is not remedied within  fifteen(15) days after the date determined for payment of said conviction;

(iv) the occurrence of arrest, seizure, or other judicial measure constituting assets and/or rights of the Issuer representing forty percent (40%) or more of the total consolidated assets of the Issuer and/or representative equity interest of the Issuer always based on the financial statements of the last fiscal year in question, unless such procedure is suspended, reversed or terminated within a period of up to sixty (60) days of its knowledge by the Issuer;

(v) alteration and/or transfer of the control of the Issuer and/or any Relevant Subsidiary (as defined below), except (a) if previously approved by Debenture Holders representing at least 2/3 (two thirds) of Debentures in Circulation or (B) by changes in direct shareholding control, provided that the indirect control remains unchanged;

(vi) Issuer undergoes legitimate protest of securities issued, whose aggregate value is equal to or greater than the equivalent of two hundred million Reais (R$ 200,000,000.00), updated monthly as of the issue date of the Debentures, by the positive variation of the IPCA, calculated and disclosed by the IBGE, unless, within a period of up to thirty (30) days counted from said protest, it is validly proven by the Issuer that (a) there was payment of the amounts due; (b) has been the subject of an appropriate judicial measure for annulment or suspension of its effects; (c) the protest was effected by mistake or bad faith of third parties; or (d) warranties have been provided in court;

(vii) the existence, at any time, of tax, labor or social security debts, overdue and unpaid, totaling more than sixty million Reais (R$ 60,000,000.00), in the name of the Issuer, and which are not with suspended or excluded in legal form, or that are not guaranteed and that, in this case, the debt is not resolved by the Issuer within a period of up to fifty (50) days counted from the notification to the Fiduciary Agent;

(viii) the Issuer no longer has its financial statements audited by an independent auditor registered with the CVM and published;

(ix) interruption of the Issuer's principal activity for a term exceeding thirty (30) calendar days, determined by a judicial or administrative decision that derives a Material Adverse Effect (as defined below);

(x) noncompliance by the Issuer of any non-pecuniary, principal or accessory obligation related to the Debentures, the Guarantees or any other document related to the Debentures and the Guarantees, provided that it is not remedied within thirty (30) calendar days counted from the date of the respective noncompliance;

(xi) reduction of the Issuer's capital stock that is not made to absorb accumulated losses, as provided for in article 173 et seq. of the Brazilian Corporation Law, unless previously authorized by the Debenture Holders representing at least two thirds (2/3) of the Debentures in Circulation;

(xii) any of the declarations or guarantees provided by the Issuer in this Issue Deed and in other documents of the Offering that are false, misleading, incorrect, incomplete or insufficient;

(xiii) if any pecuniary obligations assumed by the Issuer in this Issuance Deed cease to constitute direct, unconditional and/or no longer have priority, at least, pari passu obligations in respect of all other pecuniary obligations of the same kind that may arise assumed by the Issuer;

(xiv) condemnation of the Issuer, Relevant Subsidiaries or their respective administrators, in the exercise of their functions, by means of a final administrative decision that does not have its effects suspended or annulled, or also by means of a first degree judicial decision due to violation of any legal or regulatory provisions regarding Anti-Corruption Legislation;

(xv) redemption or amortization of shares of the Issuer, if the Issuer is in default with the payment of any pecuniary obligation related to the Issue;

(xvi) in case the Issuer, as the case may be, fail to deliver to the Trustee the documents evidencing the records of the guarantees related to the Debentures;

(xvii) change in the corporate purpose of the Issuer that substantially changes the activities currently carried out by the Issuer;

(xviii) if the guarantee provided for in the Guarantee Agreements is not completed within the time limits established therein;

(xix) the existence of judicial conviction in the second instance with provisional execution (not subject to appeal with suspensive effect) due to the practice of acts, by the Issuer and/or any of its Relevant Subsidiaries and/or their respective administrators, in the exercise of their functions, that matter in discrimination of race or gender, child labor, slave labor or analogous to slave labor;

(xx) non-maintenance by the Issuer of the following financial ratios at levels not higher than the following, based on the Issuer's consolidated audited financial statements, to be determined by the Issuer and monitored by the Trustee at the end of each fiscal year, the first calculation for the year ending on December 31, 2019:

a) Net Debt / EBITDA less or equal to 5.0x for the financial statements as of December 31, 2019;

b) Net Debt / EBITDA less than or equal to 5.0x for the financial statements as of December 31, 2020; and

c) Net Debt / EBITDA of less than or equal to 4.5x for the financial statements as of the fiscal year ended on December 31, 2021.

6.2.1. For the purposes of this Deed, the term:

(i)            "Relevant Subsidiaries" means any company controlled by the Issuer, in which the Issuer's proportional participation (including any indirect holdings through other controlled companies) in the total consolidated assets exceeds ten per cent (10%) of the total consolidated assets of the Issuer at the end of the last fiscal year, in accordance with accounting practices adopted in Brazil;

(ii)        "Relevant Adverse Effect" means any event that generates a material adverse effect, understood as any and all events or situations that diminish or limit the current ability to pay the Issuer, in an adverse and relevant manner, affecting (i) the business, operations, properties or results of the Issuer; or (ii) the Issuer's ability to comply punctually with its obligations under the Issue.

(iii)       "Net Debt" means the sum of the amounts corresponding to (i) short-term bank loans; (ii) short-term debentures; (iii) long-term bank loans; (iv) long-term debentures; (v) long-term loans granted by affiliated companies, shareholders or administrators, and (vi) accounts payable with derivative transactions, less (a) accounts receivable from derivative transactions; and (b) cash and cash equivalents, cash and securities;

(iv)     "EBITDA" is calculated based on the information contained in the Company's consolidated balance sheet, based on net profit/loss, plus depreciation and amortization, taxes on profit, net financial result, of the investment income, the result of other operating income/expenses and includes the proportional participation of EBITDA of the jointly-controlled subsidiaries (a) MRS Logística SA enrolled with the CNPJ/MF under no.01.417.222 /0001-77 ("MRS") and (b) CBSI Brazilian Infrastructure Services Company registered with CNPJ/MF under nº 13.623.957/0001-36 ("CBSI"). Adjusted EBITDA includes a 100% (one hundred percent) interest in CSN Mineração SA, enrolled with CNPJ / MF under No. 08.902.291/0001-15 ("CSN Mineração"), thirty seven percent (37.27%) in MRS and fifty percent (50%) at CBSI, provided that, during the term of the Debentures, the Company may, at its sole discretion, increase or reduce its ownership interest in the respective subsidiaries, consequently, be proportionately reflected in EBITDA, provided that such corporate changes do not violate the provisions of this Indenture and do not generate a Default Event; and

(v)       "Net Debt/EBITDA" is a division of the Net Debt into EBITDA, and the financial indicators resulting from the participation of the Issuer and its investee CSN Mineração in MRS and CBSI will be consolidated for the calculation of Net Debt/EBITDA.

6.3. In the event of any of the Automatic Default Events, the Debentures will automatically become due, regardless of judicial or extrajudicial notice or notification. Nevertheless, the Trustee, as soon as it is aware, undertakes to inform immediately about the anticipated maturity (a) the Issuer, by means of written communication; and (b) the Debenture Holders, by means of written communication, or, at the discretion of the Trustee, publication of an announcement, in the press  where the Issuer must make its publications.

6.4. In the event of a Non-Automatic Default Event, the Fiduciary Agent shall convene, within two (2) Business Days of the date on which it becomes aware of the occurrence of said event, General Meeting of Debenture Holders (as defined below) to resolve on maturity of the obligations arising from the Debentures. If, at the General Meeting of Debenture Holders (as defined below), the Debenture Holders holding at least 2/3 (two thirds) of the Outstanding Debentures determine to the Fiduciary Agent not to declare the early maturity of the Debentures, or, of suspension of work for deliberation at a later date, the Fiduciary Agent will not declare the early maturity of the Debentures.

6.5. If, after the General Meeting of Debenture Holders (as defined below), the quorum mentioned above is not reached, or if there is no General Meeting of Debenture Holders (as defined below), on second call, due to lack of quorum, the Fiduciary Agent shall declare the early maturity of the Debentures and shall promptly notify the Issuer and B3 by written communication.

6.6. In the event of the early maturity of the obligations arising from the Debentures, the Issuer undertakes to redeem the totality of the Debentures, with its consequent cancellation, being obliged to pay at the Nominal Unit Value or balance of the Nominal Unit Value, as the case may be, plus of the Remuneration, calculated pro rata temporis, from the Date of First Payment or the last payment date of the Remuneration, whichever occurs later, until the date of the effective redemption, without prejudice to the payment of the Late Charges, when applicable, and of any other amounts that may be owed by the Issuer pursuant to this Issue Deed, outside the scope of B3, within two (2) Business Days from the date on which the early maturity of the obligations arising from the Debentures is declared, by means of a written communication to the Issuer. be sent by the Fiduciary Agent to the Issuer.

CLAUSE VII

ADDITIONAL OBLIGATIONS OF THE ISSUER

7.1. Without prejudice to the other obligations set forth in this Deed and in the applicable legislation and regulations, as long as the debit balance of the Debentures is not paid in full, the Issuer undertakes to:

(i) to make available on its website and on the CVM web page:

(a)      on the date of first occurrence between three (3) months from the end of each fiscal year or the date of actual disclosure, a copy of the Issuer's consolidated financial statements audited by an independent auditor registered with the CVM ("Independent Auditor"), relating to the respective fiscal year, prepared in accordance with the Brazilian Corporation Law and the rules issued by the CVM ("Audited Consolidated Financial Statements of the Company");

(b)      on the date it occurs first in the course of 45 (forty-five) days as of the end of each quarter of its fiscal year (except for the last quarter of its fiscal year) and the date of actual disclosure, a copy of the consolidated financial statements of the Company with a limited review by the Independent Auditor for the respective quarter, prepared in accordance with the Brazilian Corporation Law and the rules issued by the CVM ("Consolidated Financial Statements of the Company"), and the Consolidated Financial Statements Audited Financial Statements and the Company's Revised Consolidated Financial Statements, when referred to indiscriminately, "Consolidated Financial Statements of the Company"); and

(c)      in the same period of time as for sending this information to the CVM, a copy of the periodic and occasional information provided for in CVM Instruction 480 of December 7, 2009, as amended ("CVM Instruction 480");

(ii) provide the Fiduciary Agent with:

(a)      within the period of up to ten (10) Business Days as of the dates referred to in item (i) above, (a), the items necessary for the verification of the Financial Ratios, accompanied by a statement of the calculation of the Financial Ratios by the Company, and the Fiduciary Agent may request from the Company any additional clarifications that may be required;

(b)      within a maximum period of 10 (ten) Business Days after sending the information provided in item (i), item (a) above or receipt of a request from the Fiduciary Agent accordingly, a declaration signed by the Investor Relations Officer of Issuer, pursuant to its Bylaws, certifying, as applicable: (i) that the provisions contained in the Deed remain valid; (ii) no occurrence of any of the hypotheses of early maturity and non-existence of non-compliance with the obligations of the Issuer vis-à-vis debenture holders and the Fiduciary Agent; (iii) that there were no acts in violation of the Bylaws; and (iv) that the Issuer's assets have been duly assured pursuant to item (x) below;

(c)      within two (2) Business Days after receipt, a copy of any correspondence or judicial or extrajudicial notification received by the Issuer, relating to the Debentures or to this Deed;

(d)      within a maximum period of one (1) Business Day as of the date on which the Issuer becomes aware, information regarding the occurrence of any of the Events of Default; and

(e)      original copy filed at the competent commercial board of acts and meetings of the Debenture Holders that integrate the Issue;

(f)      within 10 (ten) Business Days as of the receipt of the request or within such period as may be determined by a governmental authority, if such term is shorter, any information and/or document with respect to the Debentures and the Issuer that comes to it to be requested, in a reasonable manner, in writing, by the Fiduciary Agent, so that it may comply with its obligations pursuant to the Deed of Issue and CVM Instruction 583, dated December 20, 2016 ("CVM Instruction 583").

(iii) to make the adequate publicity of the economic and financial data, in the terms required by the Brazilian Corporation Law and/or other applicable regulations, promoting the publication of its annual financial statements;

(iv) to keep its accounting records up to date and to record them in accordance with accounting practices adopted in the Federative Republic of Brazil;

(v) while remaining with financial leverage equal to or greater than three and a half times (3.5x) according to the Net Debt / EBITDA ratio, the Issuer undertakes to provide additional real and/or financial guarantees for the benefit of Debenture holders, represented by the Fiduciary Agent, on an equal basis with respect to the guarantees that may be created in connection with any other debt operations maintained with any financial institutions, without the need for any approval by the Debenture Holders, unless such debt transaction is contracted with (a) development banks; (b) Export Credit Agencies (ECA) and/or (iii) financial institutions with which debt in a debit balance is maintained in an amount equal to or less than five hundred million Reais (R $500,000,000.00). In this event, the Issuer undertakes to notify the Fiduciary Agent within ten (10) Business Days as of the date on which the Issuer becomes aware, as well as to clarify all necessary points, so that the Fiduciary Agent undertakes to formalize all and any document, contract or instrument necessary to constitute such guarantee, in the same terms and conditions as for the debt operation that generated the obligation referred to in this subsection;

(vi) to convene, pursuant to this Deed, the General Meetings of Debenture Holders to deliberate on any matter that is of interest to the debenture holders, in case the Fiduciary Agent must do, under the terms of the present Deed, and does not do so;

(vii) comply with all determinations issued by the CVM and B3, with the sending of documents, also providing the information requested;

(viii) not carry out operations outside its corporate purpose, in compliance with the statutory, legal and regulatory provisions in force;

(ix) keep their assets adequately insured, according to current practices, or rely on self-insurance structures;

(x) not to perform any acts not in accordance with its respective Bylaws and/or with this Deed and Guarantee Agreements, in particular those that may, directly or indirectly, compromise the timely and integral fulfillment of the principal and accessory obligations assumed by the Issuer in relation to the Debentures;

(xi) to keep valid and regular all permits, licenses, authorizations, concessions or approvals required to regulate the activities carried out by the Issuer, making any and all payments necessary for such, except for those (i) that are in the process of being obtained or regularization in accordance with the terms and procedures determined by the competent governmental authority; (ii) being discussed in the administrative and judicial spheres and, as a result of such discussion, they have been suspended; or (iii) whose failure does not generate a Relevant Adverse Effect;

(xii) keep up to date the payment of all taxes due to the Federal, State or Municipal Farms whose non-payment results in a Material Adverse Effect except for those questioned in the administrative and / or judicial spheres and provided that suspensive effect of such payment has been obtained;

(xiii) to maintain, conserve and preserve all its (tangible and intangible) assets, necessary for the proper conduct of its activities, in good order and condition of operation, except for normal wear and tear;

(xiv) during the term of the Debentures, not making any material change in the nature of its business, as conducted on the date of this Deed;

(xv) comply with all laws, rules, regulations and determinations of government agencies, municipalities or courts, which are fundamental to the conduct of their business, except for those that are being discussed in the administrative and judicial spheres, and because of such discussion they have had its suspended liability;

(xvi) comply with all socio-environmental and anti-corruption obligations set forth in this Deed;

(xvii) to contract and maintain contracted service providers inherent to the obligations established in this Deed, including the Fiduciary Agent, the Settlement Bank, the Bookkeeper, the trading system of the Debentures in the secondary market (CETIP 21) and the Risk Classification Agency, and shall also cause the rating agency to update its Debenture risk classification annually until the maturity of the Debentures. In addition to the provisions set forth herein, the Issuer shall: (a) disclose or permit the risk rating agency to disclose widely to the market the reports with the respective overviews of the risk ratings; and (b) deliver to the Trustee the risk rating reports prepared by the risk rating agency within 10 (ten) Business Days as of the date of receipt by the Issuer;

(xviii) in the event that the rating agency ceases its activities in Brazil or, for any reason, is prevented from issuing the Debentures risk classification, the Issuer shall: (a) contract another risk rating agency, without the approval of Debenture Holders by notifying the Fiduciary Agent only, provided that such credit rating agency is Moody's, Standard & Poor's or Fitch Ratings; or (b) notify the Trustee and convene the General Meeting of Debenture Holders (as defined below) to define the substitute credit rating agency;

(xix) within a period of up to three (3) Business Days from the date of receipt, send to the periodic and occasional information system of the CVM the annual report prepared by the Fiduciary Agent;

(xx) to keep all the authorizations necessary for the signature of this Deed and for the fulfillment of all obligations hereunder always valid, effective, in perfect order and in full force;

(xxi) do not assign, transfer or otherwise dispose of any of its obligations under the Guarantees provided for in the respective Guarantee Agreements;

(xxii) comply with all the obligations set forth in CVM Instruction 476, especially those established in its Article 17, and other regulations applicable to the Issue and the Issuer;

(xxiii) do not transmit any information to the public until the date of the announcement of the closing of the Offer, referring to strategic decisions on this Issue, without the prior and express consent of the Lead Manager, which will not be denied without reasonable cause;

(xxiv) to comply with, and cause its representatives to comply with, the rules of conduct set forth in article 48 of CVM Instruction 400, of December 29, 2003, as amended;

(xxv) to carry out and keep up to date the registration of the publicly-held company of the CVM, pursuant to CVM Instruction 480;

(xxvi) to keep, for five (5) years as of the date of the closing of the Issue, or for a longer period, by express determination of the CVM, in case of administrative proceeding, all related documentation;

(xxvii) If any obligation defined in the Guarantee Agreements is not observed, for any reason, and upon receipt of communication from the Fiduciary Agent, the Issuer undertakes to take all necessary measures to recompose the Guarantees within the established cure periods, if any, in order to reestablish compliance with all the obligations of the Guarantee Contracts, in observance with the provisions of this Indenture;

(xxviii) the Issuer undertakes to pay to the Debenture Holders, through a generic event with B3, the following premiums, due to the increase in credit risk related to the Debentures, within 30 (thirty) days of the disclosure of the respective financial statement per annum, calculated on the Nominal Unit Value or balance of the Nominal Unit Value of the Debentures, as the case may be, calculated on the last business day of each year, as shown in the table below ("Financial Indexes"):

Financial Statements for the fiscal years of:	Net Debt / EBITDA	Premium on the Nominal Unit Value or balance of the Nominal Unit Value of the Debentures calculated on the last business day of each year (%)
December 31, 2018	Above 4.50x to 5.00x	0.50
	Above 5.00x to 5.50x	0.75
	Above 5.50x	1.00
December 31, 2019	Above 3.50x to 4.00x	0.50
	Above 4.00x to 4.50x	0.75
	Above 4.50x to 5.00x	1.00
December 31, 2020	Above 3.50x to 4.00x	0.50
	Above 4.00x to 4.50x	0.75
	Above 4.50x to 5.00x	1.00
December 31, 2021, 2022 and 2023	Above 3.00x to 3.50x	0.50
	Above 3.50x to 4.00x	0.75
	Above 4.00x to 4.50x	1.00

(xxix) to disclose the Financial Statements of the Issuer, accompanied by explanatory notes and the Independent Auditors' report, for the fiscal years ended December 31, 2015, December 31, 2016 and December 31, 2017 before the Debentures issuance.

7.1.1. The Issuer hereby irrevocably and irreversibly undertakes to ensure that the transactions it carries out in the context of B3 are always supported by good market practices, with full and complete compliance with the rules applicable to the matter, exempting the Fiduciary Agent shall be liable for any claims, losses, losses and/or damages not due to said rules, provided they have been proven not to have been generated by the Fiduciary Agent.

CLAUSE VIII

FIDUCIARY AGENT

8.1. Appointment of the Fiduciary Agent

8.1.1. The Issuer hereby establishes and appoints OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS SA, qualified in the preamble to this Deed, as a fiduciary agent, representing the Debenture Holders, which, in this act and by the best form of law, accepts the appointment to, pursuant to law and the present Deed, to represent before the Issuer the communion of Debenture Holders.

8.1.2. At the date of signature of this Deed, based on information only forwarded by the Issuer, the Trustee identified that it provides trustee services on the 5th (fifth) issue of simple, non-convertible, single series, unsecured debentures for distribution ("Debentures of the 5th Issue"), with final maturity on July 20, 2019, in which one hundred and fifteen (115) debentures were issued, on the date of their issuance, in the amount of one billion, one hundred and fifty million Reais (R$1,150,000,000.00); up to the present date, no event of early redemption, amortization, conversion, renegotiation and/or default has been verified; on the date of issue, the Debentures of the 5th Issue did not have guarantees, as provided for in the respective deed of issue.

8.2. Declaration

8.2.1. The Fiduciary Agent hereby declares under the penalties of law:

(a) accepts the function for which he has been appointed, fully assuming the duties and duties provided for in the specific legislation and in this Deed;

(b) fully accept this Deed, all its clauses and conditions;

(c) is duly authorized to execute this Deed and to comply with its obligations hereunder, having met all legal and statutory requirements necessary to do so;

(d) the execution of this Deed and the performance of its obligations hereunder do not infringe any obligation previously assumed by the Fiduciary Agent;

(e) does not have any legal impediment, according to the third paragraph of article 66, of the Brazilian Corporation Law, to perform the function conferred upon it;

(f) is not in any of the situations of conflict of interest provided for in Article 6 of CVM Instruction 583;

(g) verified the legality and absence of defects in the transaction, in addition to the veracity, consistency, correctness and sufficiency of the information provided by the Issuer in the Deed;

(h) assure and ensure, in accordance with paragraph 1 of article 6 of CVM Instruction 583, fair treatment of all holders of Debentures in relation to other holders of securities issued by the Issuer, affiliate, subsidiary, parent or member of the same group as the Issuer, in which it acts as a fiduciary agent;

(i) verified at the time of accepting the function the veracity of the information regarding possible guarantees and the consistency of the other information contained in this Deed, ensuring that any omissions, faults or defects of which it is aware are remedied;

(j) observes and will observe, in the exercise of its function and in the capacity of fiduciary agent, all the duties set forth in Article 11 of CVM Instruction 583; and

(k) has no connection with the Issuer that prevents it from performing its functions.

8.2.2. The Fiduciary Agent shall perform his duties as of the date of execution of this Deed or of any amendment relating to its replacement, and shall remain in the exercise of his functions until the Maturity Date or, if there are still obligations of the Issuer under this Deed, defaulted after Maturity Date, until all the obligations of the Issuer under the terms of this Deed are fully complied with, or even until its effective replacement, according to Clause 8.3 below.

8.2.3. The Fiduciary Agent shall not give any opinion or make any judgment about the guidance on any fact of the Issue that is defined by the Debenture Holders, and undertakes only to act in accordance with the instructions given to them by the Debenture Holders. In this sense, the Fiduciary Agent has no responsibility for the result or legal effects arising from the strict compliance with the guidelines of the Debenture Holders transmitted to it as defined in the terms of this Deed and reproduced before the Issuer. The performance of the Fiduciary Agent is limited to the scope of CVM Instruction 583, of this Issue Deed, transaction documents and applicable articles of the Brazilian Corporate Law, which is exempt, in any form or pretext, from any additional liability that does not has elapsed from the applicable legislation.

8.2.4. Without prejudice to the Fiduciary Agent's duty of diligence, the Fiduciary Agent shall assume that the original documents or certified copies of documents sent by the Issuer or third parties at its request have not been subject to fraud or tampering. Under no circumstances will it be responsible for the preparation of corporate documents of the Issuer, which will remain under the legal and regulatory obligation of the Issuer to prepare them, in accordance with the applicable legislation.

8.2.5. The acts or manifestations on the part of the Fiduciary Agent, which create responsibility for the Debenture Holders and/or release third parties from obligations to them, as well as those related to the due fulfillment of the obligations assumed in this instrument, will only be valid when previously deliberated in General Meeting of Debenture Holders (as defined below).

8.3. Fiduciary Agent Replacement

8.3.1. In the event of absence, temporary impediment, resignation, intervention, judicial or extrajudicial liquidation, bankruptcy, or any other case of vacancy of the Fiduciary Agent, shall be performed within a maximum period of thirty (30) days counting from the event to be determined, (as defined below) for the selection of the new trustee, which may be called by the Trustee himself to be replaced, by the Issuer, by Debenture Holders who represent at least 10% (10%) of the Debentures in Circulation, or by the CVM. In the event that the call notice does not occur within 15 (fifteen) days before the end of the aforementioned period, the Issuer shall perform it, observing the period of eight (8) days for the first call and five (5) days for the second provided that the CVM may appoint a provisional substitute until the process of choosing the new fiduciary agent has been consummated.

8.3.2. In the event that the Fiduciary Agent cannot continue to perform his duties due to circumstances in excess of this Deed, he shall immediately notify the Issuer and the Debenture Holders by calling a General Meeting of Debenture Holders (as defined below), requesting their replacement.

8.3.3. After the closing date for the distribution of the Debentures, the Debenture Holders are entitled to substitute the Fiduciary Agent and to appoint their substitute, at a General Meeting of Debenture Holders (as defined below), specially called for this purpose.

8.3.4. The replacement of the Fiduciary Agent shall be subject to (i) addition to this Deed, which shall be filed at JUCESP and recorded at the margin of the registration of this Deed, within the term and in the manner set forth in Clause 2.4.3 above; and (ii) communication to the CVM, within a period of up to 7 (seven) Business Days from the date of filing at JUCESP of the addition mentioned in item (i).

8.3.5. In the event of the effective replacement of the Fiduciary Agent, this substitute will receive the same remuneration received by the Fiduciary Agent in all its terms and conditions, and the first annual installment due to the substitute will be calculated pro rata temporis from the beginning date of the fiscal year of their role as a fiduciary agent. This remuneration may be changed by mutual agreement between the Issuer and the substitute fiduciary agent, provided that it has previously been approved by the General Meeting of Debenture Holders (as defined below).

8.3.6. The rules and precepts emanating from CVM apply to the hypotheses of replacement of the Fiduciary Agent.

8.4. Obligations of the Fiduciary Agent

8.4.1. In addition to others provided by law, in a normative act of the CVM and in this Deed, the obligations of the Fiduciary Agent are:

(i) to carry out its activities with good faith, transparency and loyalty to the holders of the Debentures;

(ii) be fully responsible for the contracted services, under the terms of current legislation;

(iii) to resign from office in the event of conflicts of interest or any other modality of incapacity and to call the meeting immediately to resolve on its replacement;

(iv) to file with the Issuer, so that this Deed of Issue, the Collateral Agreements and their respective additions are registered with the competent bodies, adopting, in case of omission of the Issuer, any measures provided for by law;

(v) keep in good custody all documentation related to the exercise of their functions;

(vi) to convene, when necessary, the General Meeting of Debenture Holders (as defined below), observing the procedures described in this Deed;

(vii) attend the General Meeting of Debenture Holders (as defined below) in order to provide the information requested;

(viii) supervise compliance with the clauses contained in this Deed, especially those that provide for obligations to do or not to do and Events of Early Maturity;

(ix) to notify Debenture holders of any default by the Issuer of any financial obligations assumed in this Deed, including obligations regarding possible guarantees and contractual clauses designed to protect the interests of Debenture holders and which establish conditions that should be observed by the Issuer, indicating the consequences for the holders of Debentures and the measures it intends to take in respect of the matter, observing the period of seven (7) Business Days as of the date of discovery by the Fiduciary Agent;

(x) to monitor the provision of periodic information by the Issuer and to alert the holders of the Debentures, in the annual report, of inconsistencies or omissions of which it is aware;

(xi) to express an opinion on the adequacy of the information contained in any proposed changes to the conditions of the Debentures;

(xii) protect the rights and interests of the Debenture holders by employing in the exercise of their function the care and diligence that every active man usually employs in the management of their own assets;

(xiii) to take all necessary measures for the realization of the credits of the Debenture holders, including, without limitation, advising the holders of the Debentures, if they or the Issuer, as the case may be, apply for bankruptcy, judicial recovery and/or recovery extrajudicial decision of the Issuer or initiate another procedure of the same nature, or any applicable procedure for collection or enforcement;

(xiv) to verify, at the moment of accepting the function, the veracity of the information regarding possible guarantees and the consistency of the other information contained in this Deed, making sure that any omissions, faults or defects known to it are remedied;

(xv) to request, when deemed necessary for the faithful performance of their duties, up-to-date certificates from civil distributors, public prosecutors, protest bureaux, labor courts, public prosecutor's offices or other pertinent organs of the locality where the asset given as guarantee, if applicable, or the headquarters of the Issuer;

(xvi) request, when it deems it necessary, an external audit at the Issuer;

(xvii) to prepare, annually, a report for Debenture Holders, describing the relevant facts related to the Debentures, occurring during the previous fiscal year of the Issuer, pursuant to paragraph b) of paragraph 1 of article 68 of the Brazilian Corporate Law and article 15 of CVM Instruction 583, which shall contain at least the following information:

(a)          compliance by the Issuer with the obligations to provide periodic information, indicating the inconsistencies or omissions of which it is aware;

(b)      statutory changes occurred in the fiscal year with significant effects for Debenture holders;

(c)      comments on economic, financial and capital structure indicators of the Issuer related to contractual clauses designed to protect the interests of Debenture Holders and which establish conditions that should not be breached by the Issuer;

(d)      quantity of Debentures issued, number of Debentures in circulation and balance  in the period;

(e)      redemption, amortization, conversion, repricing and payment of the       remuneration of the Debentures carried out in the period;

(f)      monitoring the allocation of funds raised through the Issue, according to information provided by the Issuer;

(g)      compliance with other obligations assumed by the Issuer in this Issue Deed;

(h)      a statement on the non-existence of a conflict of interest that prevents the Fiduciary Agent from continuing to perform his/her fiduciary role; and

(i)       the existence of other issues of public or private securities made by the Issuer by an affiliated, controlled, parent company or member of the same economic group of the Issuer in which the fiduciary agent has acted in the same fiscal year, as well as the following data on such issues: (1) name of the bidding company; (2) value of the issue; (3) number of securities issued; (4) species and guarantees involved; (5) maturity and interest rate; and (6) default in the period.

(xviii) make available the aforementioned report on its website at www.oliveiratrust.com.br, within a maximum period of four (4) months, as from the close of the Issuer's fiscal year;

(xix) to keep up to date the relationship of the Debenture Holders of this Issue, with addresses, including, at the Issuer, the Settlement Bank, the Bookkeeper and B3, and for the purposes of complying with the provisions of this item, the Issuer and Debenture holders, upon subscription, payment and acquisition of the Debentures expressly authorize, from now on, the Liquidating Bank, the Bookkeeper and B3 to attend to any requests made by the Fiduciary Agent, including regarding the disclosure, at any time, of the position of Debentures, and their respective Debenture Holders;

(xx) to make available the unit value of the Debentures calculated by the Issuer on a daily basis to the Debenture Holders and to market participants through its call center and/or its website www.oliveiratrust.com.br/portal/;

(xxi) to monitor, on each payment date, the full and timely payment of amounts owed, as stipulated in this Deed of Issue;

(xxii) verify the regularity of the constitution of real and personal guarantees, as well as the value of the assets pledged as collateral, observing the maintenance of their sufficiency and feasibility in accordance with the provisions established in this Indenture and in the Guarantee Agreements;

(xxiii) examine a proposal to replace assets and rights given as collateral, expressing its opinion on the matter in a justified manner; and

(xxiv) to invite the Issuer to strengthen the Collateral in the event of its loss, deterioration or depreciation.

8.5. Specific Assignments

8.5.1. In the event of default of any conditions of the Issue, the Fiduciary Agent shall use any and all measures provided in this Deed to protect rights or defend interests of the Debenture Holders, pursuant to article 12 of CVM Instruction 583.

8.6. Remuneration of the Fiduciary Agent

8.6.1. In accordance with the law and this Deed of Issuance, the Trustee, or the institution that replaces it as such, shall receive a remuneration of eighteen thousand Reais (R$ 18,000.00) per year, payable by the Issuer (without prejudice to the Guarantee), being the first installment of the remuneration due on the fifth (5th) Business Day counted from the date of execution of this Deed of Issue, and the other, on the same day of the subsequent years, of the Issue, or while the Trustee is carrying out activities inherent to its function in relation to the Issue ("Remuneration of the Trustee"). The first installment of the Remuneration of the Fiduciary Agent will be due even if the operation is not paid in the form of structuring and implementation.

8.6.2. The remuneration of the Fiduciary Agent shall be:

(i)       in the event of default in the payment of the Debentures or restructuring of the conditions of the Debentures after their Issuance or participation in meetings or conference calls, before or after the Issue, as well as attendance to extraordinary requests, will be owed to the Fiduciary Agent, in addition, the amount of five hundred Reais (R$ 500.00) per man-hour dedicated to such events as well as (a) comments on the documents of the Issue during the structuring of the same, in case the transaction does not take place; (b) execution of the guarantee, if granted; (c) participation in formal or virtual meetings with the Issuer and/or investors; and (d) implementation of the consequent decisions made at such events, paid ten (10) days after proof of delivery by the Trustee of an "hour report" to the Issuer. The restructuring of the Debentures is understood as the events related to the amendment (1) of the guarantees, if granted; (2) payment terms and (3) conditions related to early maturity. The events related to the amortization of the Debentures are not considered to be restructuring of the Debentures;

(ii)      in the case of the execution of additions to the issuance instrument and in the hours outside the Fiduciary Agent's office, the amount of five hundred Reais (R$ 500.00) per man-hour of work dedicated to such changes /services;

(iii)     plus taxes levied (Tax on Services of Any Nature - ISSQN, Contribution to the Social Integration Program - PIS, Contribution for the Financing of Social Security - COFINS and any others that may affect remuneration, in the current tax regime on the dates of each payment, except for Income Tax and Proceeds from any Withholding Tax (IR) and Social Contribution on Net Income (CSLL). In addition, all amounts mentioned above will be restated by the positive variation of the IGP-M, always in the shortest periodicity allowed by law, as of the date of signing the instrument of issue;

(iv)     added, in the event of default in payment, (a) default interest of one percent (1%) per month, calculated pro rata temporis from the date of default up to the date of actual payment; (b) an irredeemable and non-compensatory fine of two percent (2%); and (c) monetary restatement by the IGPM/FGV, calculated pro rata temporis from the date of default until the effective payment date; and

(v)      can be made by depositing in the current account to be indicated in writing by the Trustee to the Issuer, serving the proof of deposit as proof of payment discharge.

8.7 Trustee Expenses

8.7.1. The remuneration does not include travel, per diem, transport and publication expenses necessary for the exercise of our function, during or after the implementation of the service, to be covered by the Issuer, after prior approval. Expenses with specialists, such as audit of any guarantees granted to the loan and legal advice to the Fiduciary Agent in case of default, are also not included and will be borne by the Issuer. Any expenses, deposits, legal costs, as well as indemnities, arising from actions brought against the Fiduciary Agent arising from the exercise of its function or from its performance in defense of the structure of the operation, will also be borne by the Debenture Holders.

8.7.2. In the event of default by the Issuer, all expenses that the Trustee may incur in order to safeguard the interests of the Debenture Holders shall be borne by the Issuer if duly substantiated. Such expenses include legal fee expenses, including third parties, deposits, indemnities, legal costs and fees of actions proposed by the Fiduciary Agent, or arising from actions brought against him in the exercise of his function, as long as related to the settlement of the default, while as a representative of Debenture Holders. Possible expenses, deposits and legal costs arising from failure in legal proceedings, in the event of dismissal of the action filed against the Issuer, in a final and unappealable decision, shall be borne by Debenture Holders.

8.7.3. The credit of the Fiduciary Agent for expenses incurred to protect rights and interests or to make credits of Debenture Holders that has not been settled in the manner herein established shall be added to the Issuer's debt under this Deed of Issue and shall enjoy the same guarantees as the Debentures, if as the case may be, preferring the Debentures in the payment order.

CLAUSE IX

GENERAL ASSEMBLY OF DEBENTURISTS

9.1. Debenture Holders may, at any time, hold a general meeting, in accordance with the provisions of article 71 of the Brazilian Corporation Law, in order to resolve on matters of interest to Debenture Holders ("General Meeting of Debenture Holders") .

9.1.1. The provisions of the Brazilian Corporation Law on the general meeting of shareholders shall apply to the General Meeting of Debenture Holders, as applicable.

9.2. Call and Installation

9.2.1. The General Meeting of Debenture Holders may be called by the Fiduciary Agent, by the Issuer, by Debenture Holders representing at least ten percent (10%) of the Outstanding Debentures or by the CVM.

9.2.2. The General Meeting of Debenture Holders shall be convened by means of a notice published at least three (3) times in the newspapers indicated in this Deed of Issuance, in compliance with other rules related to the publication of a notice convening general meetings in the Brazilian Corporation Law, applicable and this Deed.

9.2.3. The Debenture Holders General Meetings must be held within a minimum period of fifteen (15) days from the date of the first call notice. Any General Meeting of Debenture Holders on second call may only be held at least eight (8) days after the date of publication of the new call notice.

9.2.4. Independently of the formalities provided for in the applicable legislation and in this Deed, the General Meeting of Debenture Holders to be attended by the holders of all Outstanding Debentures shall be considered regular.

9.2.5. The Debenture Holders' General Meetings shall be installed, on first call, with the presence of Debenture Holders representing at least one half of the Outstanding Debentures and, on second call, with any quorum.

9.3. Board of Directors

9.3.1. The chair and secretary of the Debenture Holders' General Meetings shall be elected by the Debenture Holders or those appointed by the CVM.

9.4. Quorum of Deliberation

9.4.1. In the deliberations of the Debenture Holders' General Meetings, each Outstanding Debenture shall be entitled to one vote, admitted to the constitution of a representative, holders of Debentures or not.

9.4.1.1. For the purposes of setting up all quorums for the installation and/or deliberation of any General Meeting of Debenture Holders set forth in this Deed, "Debentures in Circulation" shall mean all Debentures subscribed and not redeemed, excluding those Debentures: (i) held in treasury by the Issuer; or (ii) owned by: (a) companies controlled by the Issuer (direct or indirect), (b) controlling companies (or control group) of the Issuer; (c) jointly controlled companies; and (d) managers of the Issuer, including, but not limited to, persons directly or indirectly related to any of the aforementioned persons, including their spouses, partners or relatives up to the second (second) degree.

9.4.2. Without prejudice to the specific quorums established in this Deed of Issuance and in the applicable legislation, the resolutions of the Debenture Holders' General Meetings will depend, in the first installment, on the approval of Debenture holders holding at least two thirds (2/3) of Debentures in Circulation, both in the first and second call, except when otherwise provided in this Deed of Issuance.

9.4.3. The hypotheses of alteration (i) of the Remuneration, (ii) any payment dates of any amounts set forth in this Deed; (iii) of Maturity Date; (iv) amounts, amounts and amortization dates of the Unit Face Value; (v) possible inclusion of new early redemption and/or extraordinary amortization; (vi) quorums provided for in this Indenture; (vii) of the Guarantees; and/or (viii) Early Maturity Events, including, in the event of temporary waiver or pardon; will depend on the approval of Debenture Holders who represent at least ninety percent (90%) of the Outstanding Debentures in both the first and second call.

9.4.4. The presence of the Issuer's legal representatives at the Debenture Holders' General Meetings convened by the Issuer shall be mandatory, while in the meetings called by the Debenture Holders or the Trustee, the presence of the Issuer's legal representatives shall be optional, unless requested by the Debenture Holders or by the Fiduciary Agent, as the case may be, in which case it will be mandatory, or even waived by the majority of the Debenture Holders in case of measures to be taken by the Fiduciary Agent against the Issuer.

9.4.5. The Trustee shall attend the General Meetings of Debenture Holders and provide the Debenture Holders with the information requested.

9.4.6. Decisions taken by Debenture Holders at General Debenture Holders' meetings, within the scope of their legal competence, observing the quorums in this Deed of Issuance, shall bind the Issuer and bind all Debenture holders, regardless of whether they have attended the General Meeting of Debenture Holders or voting issued at the respective Debenture Holders' General Meetings.

9.4.7. In the event of suspension of work for deliberation at a later date, matters already deliberated until the respective General Meeting of Debenture Holders are suspended and may not be voted again in the continuation of said General Meeting of Debenture Holders, and such deliberations will be taken for all the ends of law, perfect juridical acts.

9.4.8. The matters not voted until the suspension of work will not be considered deliberate and will not take effect until the date of its effective deliberation.

CLAUSE X

DECLARATIONS AND GUARANTEES OF THE ISSUER

10.1. The Issuer declares and guarantees to the Fiduciary Agent, on the date of execution of the Issue Deed, that:

(i)       it is a duly organized company, incorporated and existing in the form of a corporation under Brazilian law;

(ii)      it is duly authorized and has obtained all the authorizations, including the corporate and regulatory authorizations, necessary for the execution of the Deed of Issue, the Issuance of Debentures and the fulfillment of all the obligations here contemplated, having fully satisfied all legal and statutory requirements necessary, and no other authorization or other consent is required for this purpose;

(iii)     has full capacity to comply with all its obligations set forth in the Issuance Deed;

(iv)     the legal representatives of the Issuer have statutory powers and/or delegates to assume, on their behalf, the obligations set forth in this Deed of Issuance, and, as proxy holders, have the powers legitimately granted, and their respective mandates are in full force;

(v)      has full knowledge and fully agrees that its managers, within its legal and statutory powers, are responsible for complying with the obligations imposed on the Issuer by CVM Instruction 476;

(vi)     the Issue Deed and the obligations hereunder are legally binding, valid and binding obligations of the Issuer, enforceable in accordance with its terms and conditions;

(vii)    is fully aware of and fully agrees with the disclosure and determination of the DI Rate, disclosed by B3, set forth in the Deed of Issue, and the calculation of the Debenture Remuneration was stipulated at the free will of the Issuer;

(viii)    the execution, the terms and conditions of the Issue Deed, the fulfillment of the obligations hereunder and the Offer: (a) do not violate its bylaws; (b) do not infringe any contract or instrument of which the Issuer is a party or for which any of its assets and properties are bound; (c) do not infringe any obligation previously assumed by the Issuer; (d) do not result in: (x) early maturity of any obligation set forth in any such contract or instrument; (y) creation of any liens or encumbrances on any asset or property of the Issuer, except for those subject to the Guarantees; or (z) termination of any such agreement or instrument; (e) do not violate any legal or regulatory provision to which the Issuer or any of its assets is subject; and (f) do not infringe any order, administrative decision, judicial decision or arbitration that affects the Issuer or any of its assets or properties;

(ix)     the Issuer's financial statements for the fiscal year ended December 31, 2017, and quarterly information of ITR 1T2018 and ITR 2T/2018, correctly represent the financial position of the Issuer on those dates and were duly prepared in accordance with the accounting principles determined by the applicable regulations;

(x)      the information provided at the time of the deposit of the Debentures in B3 is true, consistent, precise, complete, correct and sufficient, allowing investors to make a reasoned decision regarding the Restricted Offer, and the Issuer is therefore responsible for accuracy, consistency, quality and sufficiency of such information throughout the duration of the Issue;

(xi)     is complying with the laws, regulations, administrative regulations and determinations of governmental bodies, municipalities or courts, fundamental to the conduct of its business, including with the provisions in environmental legislation and regulations, except for (a) those disclosed to the market through the reference form, financial statements and/or material fact; (b) with respect to those laws and regulations that are being challenged by the Issuer and, because of such dispute, have had their demand suspended;

(xii)    has, to date, all applicable permits and licenses (including environmental) required by the federal, state and municipal authorities for the exercise of its activities, all of which are valid except for those disclosed to the market through reference form, financial statements and/or material fact; (b) which are in the process of being obtained or regularized in accordance with the terms and procedures determined by the competent governmental authority; (c) which are being discussed in the administrative and judicial spheres and, due to such discussion, have been suspended; or (d) whose failure does not generate a Relevant Adverse Effect;

(xiii)    complies, in all material respects, with the labor laws and regulations relating to occupational health and safety, except for those disclosed to the market through the reference form, financial statements and/or material fact; (b) which are in the process of regularization in accordance with the terms and procedures determined by the competent governmental authority; (c) which are being discussed in the administrative and judicial spheres and, due to such discussion, have been suspended;

(xiv)   complies with all environmental legislation and conditions of the environmental licenses of the Issuer and/or Relevant Subsidiaries, in addition to complying with all the measures defined in the Terms of Conduct Adjustment (TAC) to which the Issuer and/or its Relevant Subsidiaries are subject, except for those (a) disclosed to the market through the Reference Form, Financial Statements and / or Relevant Fact; (b) which are in the process of regularization in accordance with the terms and procedures determined by the competent governmental authority; or (c) that are being discussed in the administrative and judicial spheres and, due to such discussion, have been suspended;

(xv) child labor is not used or analogous to slavery;

(xvi) shall comply with all obligations assumed pursuant to the Indenture, including, without limitation, the obligation to allocate the proceeds of the Issue for the purposes set forth in the Indenture;

(xvii) did not omit any fact of any nature that is known to it and which may result in a material adverse change in its economic-financial or legal situation to the detriment of investors who acquire the Debentures, subject to the provisions of the Instruction CVM no. 358, of January 3, 2002, as amended;

(xxviii) up to the present date, there are no other relevant facts to the Issuer not disclosed in its respective reference form, financial statements, material facts, disclosed to the market or in the disclosure material of the Offer, as applicable, that any information in the Reference Form of the Issuer in the financial statements, material facts, announcement to the market or in the disclosure material of the Offer, as applicable, is false, inconsistent, inaccurate, incomplete, incorrect and/or insufficient; and

(xxix) the issuer's registration as a publicly-held company is current with the CVM.

10.2. The Issuer further declares (i) that it has no connection with the Fiduciary Agent that prevents it from fully exercising its functions as described in this Deed and CVM Instruction 583; (ii) be aware of all provisions of CVM Instruction 583 to be complied with by the Fiduciary Agent; (iii) that it will comply with all determinations of the Trustee linked to compliance with the provisions set forth in that Instruction; and (iv) there is no legal impediment or agreement of shareholders that prevents this Issue.

10.3. The Issuer undertakes, irrevocably and irreversibly, to indemnify the Debenture Holders and the Trustee for damages, losses, costs and/or expenses (including legal costs and attorneys' fees) directly incurred and evidenced by the Debenture Holders and the Fiduciary Agent in view of the untruth or inaccuracy of any of the declarations provided by the Issuer, pursuant to Section 10.1 above.

10.4. Without prejudice to the provisions of clause 10.3 above, the Issuer, once it becomes aware of the fact, undertakes to notify the Fiduciary Agent and Debenture Holders within two (2) Business Days if any of the above statements become false, inconsistent, inaccurate, incomplete, incorrect or insufficient on the date it was rendered.

CLAUSE XI

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

ANTICORRUPTION OBLIGATIONS OF THE ISSUER

11.1. The Issuer undertakes, irrevocably and irreversibly, under penalty of declaration of early maturity due to the obligations arising from this Deed:

(i)       to obtain and maintain in force, in all its relevant aspects, throughout the term of the Issue, all permits, licenses, permits and environmental licenses necessary for the operation of the activities of all its operational units, and all relevant aspects, all the technical requirements established in said permits, licenses, licenses and environmental licenses or defined in terms of conduct adjustment - TAC, except for those (a) that are in the process of being obtained or regularized in accordance with the terms and procedures determined by the competent governmental authority; or (b) that are being discussed in the administrative and judicial spheres and, due to such discussion, have been suspended;

(ii)      comply, throughout the term of payment of the Debentures, with the obligations arising from the labor legislation and regulations related to applicable occupational health and safety, including as regards the non-existence of child labor and reduction to the condition analogous to that of slave, in addition to to comply, in all material respects, with the obligations defined in terms of conduct adjustment - TAC to which the Issuer will be subject, except in this case in relation to compliance with the TAC, by those (a) that are in phase obtainment or regularization in accordance with the terms and procedures determined by the competent governmental authority; (b) which are being discussed in good faith in the administrative and judicial spheres and, due to such discussion, have been suspended;

(iii)     to adopt, throughout the term of payment of the Debentures, the necessary measures and actions in order to avoid, correct, compensate or mitigate damages and/or impacts that may be caused to the environment, health and safety of workers and/or to third parties, as a result of the development of the Issuer's activities;

(iv)     to comply with all relevant aspects of social and environmental legislation, adopting preventive or remedial measures and actions, aimed at avoiding and correcting any damages to the environment and its employees arising from the activities described in its corporate purpose, except by those that are being discussed in good faith in the administrative and judicial spheres and, due to such discussion, have had their demand suspended; and

(v)      to comply, throughout the term of payment of the Debentures, with the guidelines of the National Solid Waste Policy, instituted by Law No. 12,305, of August 2, 2010, as well as to make use of good practices established in legal and regulatory acts, with a view to minimizing environmental risks related to the development of the Issuer's activities.

11.1.1. Without prejudice to the specific allocation of the resources of the Debentures, any balance of value, if applicable, may not, under any circumstances, be allocated to immovable property (i) that does not have the proper valid operations licenses, (ii) any embargoed or interdicted areas, or (iii) listed in specific lists of government authorities for violation of social or environmental legislation or regulation.

11.2. The Issuer, in this act, under penalty of a declaration of early maturity of the obligations arising from this Deed, undertakes to:

(i)       does not violate any legal or regulatory provisions regarding the practice of corruption or acts harmful to the public administration, national or foreign, including but not limited to Law No. 12.846, dated August 1, 2013, as amended ("Law No. 12.846"), Law No. 12,529, dated November 30, 2011, as amended, Decree No. 8.420 of March 18, 2015, as amended ("Decree 8.420"), Law No. 9.613, of March 3, 1998, as amended, and, as applicable, the US Foreign Corrupt Practices Act (FCPA), OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the UK Bribery Act (collectively, "Anti-Corruption Legislation"); and

(ii)      to adopt an integrity program, in accordance with Decree 8.420, with standards of conduct, internal controls, code of ethics, integrity policies and procedures, applicable to all employees, directors, other administrators, legal representatives and attorneys, regardless of position or function exercised, extended, when necessary, to third parties, such as suppliers, service providers, intermediary agents and associates, in order to guarantee the faithful compliance with Law 12.846.

11.3. In addition to the obligations of the Issuer set forth above, the Issuer declares and warrants that:

(i)       adopted and has been in full operation of the integrity program, pursuant to Decree 8.420, with standards of conduct, internal controls, code of ethics, integrity policies and procedures, applicable to all employees, directors, other managers and parties legal representatives and attorneys-in-fact, regardless of position or function exercised, extended, when necessary, to third parties, such as suppliers, service providers, intermediary agents and associates, to ensure faithful compliance with Anti-Corruption Legislation;

(ii)      knows and understands the provisions of the Anti-Corruption Legislation of the countries in which they do business, and does not adopt any conduct that violates the anticorruption laws of those countries, being certain that it executes its activities in compliance with those laws;

(iii)     except for the information disclosed by the Issuer to the market, its officers, directors, other administrators, representatives and attorneys-in-fact, acting in the name of the Issuer, to the best of its knowledge, on this date, are not investigated in inquiries for improper conduct related to bribery, corruption or other illicit act provided under Anti-Corruption Legislation and other anticorruption laws of the countries in which they do business;

(iv)     except for the information disclosed by the Issuer to the market on this date, its directors and other administrators and, to the best of its knowledge, its employees, representatives and attorneys-in-fact, in all cases acting on behalf of the Issuer are not improper conduct related to bribery, corruption or other illicit act provided under Anti- Corruption Legislation and other anticorruption laws of the countries in which they do business;

(v)      take appropriate steps to contract and, as the case may be, third party supervision, such as suppliers, service providers, intermediary agents and associates, in order to verify that they have not practiced or have engaged in any improper conduct related to bribery, corruption or other illicit act provided under Anti-Corruption Legislation and other anticorruption laws of the countries in which they do business;

(vi)     observes and causes its subsidiaries to observe and advises their directors, officers, employees and any subcontractors to comply with the applicable rules regarding acts of corruption and acts harmful to the public administration, in the form of Anti-Corruption Legislation ;

(vii)    to this date, there is no judicial conviction in the second instance with provisional execution (not subject to appeal with suspensive effect) of its administrators, due to the practice of illegal acts provided for in Anti-Corruption Legislation; and

(viii)    neither the Issuer nor its respective administrators when acting in the name and for the benefit of the Issuer incurred in the following cases, as well as being aware that the Issuer and its Relevant Subsidiaries may not: (a) have used or used funds for payment of illegal entertainment contributions, gifts or entertainment, or any other unlawful expenditure relating to political activity; (b) make or have made any direct or indirect illegal payment to employees or public officials, political parties, politicians or political candidates (including their family members), national or foreign; (c) have carried out or carried out an action to facilitate an unlawful offer, payment or promise to pay, as well as to approve or approve the payment, the donation of money, property, gift or any other good of value, directly or indirectly, to (including any official or official of a government or entity owned or controlled by a government or international public organization or any person acting as a government representative or political party candidate) in order to influence any or gain an undue advantage in violation of applicable law; (d) practice or may have practiced any acts to obtain or maintain any illegal business, transaction or business advantage; (e) have made or make any payment or take any action that violates any provision of anti-corruption laws; nor (f) have performed or perform an act of corruption, paid gratuity or any other illegal value, as well as influenced the payment of any undue value.

CLAUSE XII

GENERAL PROVISIONS

12.1. Communications: Communications to be sent by any of the Parties pursuant to this Deed shall be sent to the following addresses:

(i)       For the Issuer:

COMPANHIA SIDERÚRGICA NACIONAL

Avenida Brigadeiro Faria Lima, nº 3,400, 19th and 20th floors, Itaim Bibi

CEP 04538-132 | City of São Paulo, State of São Paulo

At .: Marcelo Cunha Ribeiro / Marilia Nonato de Oliveira Leite

Tel .: (11) 3049-7170

E-mail: tesouraria@csn.com.br

(ii)      For the Fiduciary Agent:

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS SA

Rua Joaquim Floriano, nº 1,052, 13th Floor, Room 132, Itaim Bibi

CEP 04534-004 | City of São Paulo, State of São Paulo

At: Antonio Amaro / Maria Carolina Abrantes Lodi de Oliveira

Phone: (21) 3514-0000

E-mail: ger2.agente@oliveiratrust.com.br

Website: www.oliveiratrust.com.br/portal/

12.1.1. Communications will be considered delivered when received under protocol or with "notice of receipt" issued by the Brazilian Post Office, by electronic mail, by fax or by telegram at the above addresses. Communications made by facsimile or electronic mail will be considered as received on the date of their sending, provided that their receipt is confirmed by means of a call sign (receipt issued by the machine used by the sender). The change of either address shall be communicated to other Parties by the Party whose address is changed. Any loss resulting from non-communication regarding the change of address shall be borne by the defaulting Party, except as otherwise provided in this Deed.

12.2. Disclaimer: No waiver, omission or liberality in the exercise of any right, faculty or remedy that is incumbent on the Issuer, the Fiduciary Agent and/or the Debenture Holders due to any default shall prejudice such rights, faculties or remedies, or shall be construed as constituting a waiver thereof or in accordance with such default, nor shall it constitute a novation or modification of any other obligations assumed by the Parties herein or in relation to any other default or delay.

12.3. Expenses: Any and all expenses incurred with the Issue and Offer or with the execution of amounts due under this Deed including publications, registrations, contracting of the Fiduciary Agent and of the service providers and any other costs related to the Debentures shall be of the Issuer's sole responsibility, under the terms of this Deed.

12.4. Judicial Executive Order and Specific Execution: This Deed, the Guarantee Contracts and the Debentures are extrajudicial executive titles pursuant to article 784, items I and II of Law 13.105, of March 16, 2015 ("Code of Civil Procedure") , recognizing the parties now that, irrespective of any other appropriate measures, the obligations assumed under the terms of this Deed carry specific execution, submitting to the provisions of Articles 536, 815 and following of the Code of Civil Procedure, without prejudice to the right to declare the anticipated maturity of the Debentures pursuant to this Deed.

12.5. Amendments: Any additions to this Deed shall be formalized in writing, signed by the Issuer and the Fiduciary Agent, and filed at JUCESP, pursuant to clause 2.4.3 above.

12.5.1. This Deed of Issuance may be amended and added, regardless of the deliberation of the General Meeting of Debenture Holders or the consultation of the Debenture Holders, whenever such alteration arises exclusively from (i) the need to comply with the requirements of B3, CVM, ANBIMA or the settlement where the Debentures are Debentures are deposited for trading, or as a result of regulatory regulations; (ii) correction of material errors, be it a gross error, typing or arithmetic; (iii) updating the registration data of the Parties, such as change in name, address and telephone, among others, provided there is no additional cost or expense for Debenture holders; and/or (iv) any change in the terms of Clauses 4.19.2 and 4.19.3 above.

12.6. Other Provisions

12.6.1. This Deed is executed in an irrevocable and irreversible character, obliging the Parties and their successors, in any capacity.

12.6.2. The capitalized terms here, whether in singular or plural, shall have the meaning assigned to them in this Scripture, albeit after its use.

12.6.3. For the purpose of this Issue Deed, "Useful Day (s)" means any day, except on Saturdays, Sundays and public holidays declared.

12.6.4. The Issuer hereby guarantees to the Trustee, as representative of the Debenture Holders, that the obligations assumed within the scope of this Deed will be assumed by the company succeeding in any way.

12.6.5. The invalidation or nullity, in whole or in part, of any of the clauses of this Deed shall not affect the others, which shall remain valid and effective until the fulfillment by the Parties of all their obligations hereunder. In the event of a declaration of invalidation or nullity of any clause of this Deed, the Parties hereby undertake to negotiate, as soon as possible, in lieu of the clause declared invalid or null, the inclusion in this Deed of valid terms and conditions that reflect the terms and conditions of invalid or nullified clause, observing the intention and purpose of the Parties when negotiating the clause invalid or void and the context in which it is inserted.

12.6.6. The Parties declare, mutually and expressly, that this Deed was celebrated respecting the principles of probity and good faith, by free, conscious and firm manifestation of will of the Parties and in a fair relation of equity.

12.6.7. The deadlines established in this Deed shall be computed in accordance with the provisions of Article 132 of the Civil Code, excluding the day of commencement and including the expiration date.

12.6.8. Any tolerance, partial exercise or concession between the Parties shall always be considered mere liberality, and shall not constitute a waiver or loss of any right, faculty, privilege, prerogative or conferred powers (including mandate), nor shall it imply novation, alteration, compromise, modification or reduction of the rights and obligations arising therefrom.

12.8. Applicable law

12.8.1. This Deed is governed by the Laws of the Federative Republic of Brazil.

12.9. Forum

12.9.1. The Parties elect the jurisdiction of the district of the capital of the state of São Paulo, expressly waiving any other, however privileged, as competent to settle any controversies arising from this Deed.

In this way, the Parties, certain and adjusted, sign this Deed in three (3) ways of equal content and form, together with two (2) witnesses, who also sign it.

São Paulo, December 17, 2018.

(The rest of the page was intentionally left blank)

(Signature page 1 of 3 of the Private Instrument of Deed of the 10th Issue of Simple Debentures, Non-Convertible into Shares, of the Species with Real Guarantee, in a Single Series, for Public Distribution, with Restricted Efforts of Distribution, Companhia Siderúrgica Nacional)

_______________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL

(Signature page 2 of 3 of the Private Instrument of Deed of the 10th Issue of Simple Debentures, Non-Convertible into Shares, of the Species with Real Guarantee, in a Single Series, for Public Distribution, with Restricted Efforts of Distribution, Companhia Siderúrgica Nacional)

_______________________________________________________

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

(Page of signatures 3 of 3 of the Private Instrument of Deed of the 10th Issue of Simple Debentures, Non-Convertible into Shares, of the Species with Real Guarantee, in a Single Series, for Public Distribution, with Restricted Efforts of Distribution, Companhia Siderúrgica Nacional)

TESTEMUNHAS:

1._______________________________     2._______________________________

Name:                                                 Name:

CPF/MF:                                              CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.